02052029

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2002

Coral Group Limited
(Translation of Registrant's Name Into English)
Glebe House
Vicarage Drive
Barking
Essex IG11 7NS
United Kingdom
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [ ] No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coral Group Limited

By: ______________________
Name: JULIAN CRONK.
Title: COMPANY SECRETARY.

By: ______________________
Name: VALERIE ASHDOWN
Title: MANAGING DIRECTOR.

Table of Contents

ITEM 1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the contents of this document or the action you should take, you should seek your own advice immediately from your stockbroker, bank manager, solicitor, accountant, or other independent financial advisor authorised under the Financial Services and Markets Act 2000 (if you are in the United Kingdom) or from another appropriately authorised advisor (if you are outside the United Kingdom).

CORAL GROUP LIMITED

Offer to Purchase for Cash and
Solicitation of Consents to Amendments Relating to its Outstanding
£80,000,000 10% Senior Subordinated Notes due 2009 ("**Senior Subordinated Notes**") and
£84,106,184 13.5% Subordinated PIK Notes due 2009 ("**Subordinated PIK Notes**")

Coral Group Limited (formerly Coral Group plc) (the "**Company**") hereby offers to purchase for cash, upon the terms and subject to the conditions contained in this Offer to Purchase for Cash and Solicitation of Consents to Amendments (the "**Offer Document**"), any and all of the outstanding Senior Subordinated Notes issued by the Company. The "**Senior Subordinated Total Consideration**" payable for the Senior Subordinated Notes shall be determined in the manner described herein by reference to a fixed spread of 50 basis points (the "**Senior Subordinated Fixed Spread**") over the yield to maturity of the Reference Note described below on the second business day preceding the Expiration Date (as defined herein). Included in the Senior Subordinated Total Consideration calculation is an amount equal to £30 per £1,000 principal amount of Senior Subordinated Notes purchased, which shall constitute a "**Consent Payment**" and which shall only be paid for Senior Subordinated Notes tendered and Consents (as defined herein) delivered on or prior to the Consent Payment Deadline (as defined herein). With respect to Senior Subordinated Notes tendered after the Consent Payment Deadline and on or prior to 5:00 p.m., London time, on the Expiration Date, the Company shall pay the Senior Subordinated Total Consideration minus the Consent Payment (such amount, the "**Senior Subordinated Purchase Price**"). In addition, accrued and unpaid interest up to but excluding the Settlement Date (as defined herein) shall be paid in respect of tendered Senior Subordinated Notes, as provided herein.

The Company hereby offers to purchase for cash, upon the terms and subject to the conditions contained in this Offer Document, any and all of the outstanding Subordinated PIK Notes issued by the Company. The "**Subordinated PIK Total Consideration**" payable for the Subordinated PIK Notes shall be determined in the manner described herein by reference to a fixed spread of 75 basis points (the "**Subordinated PIK Fixed Spread**") over the yield to maturity of the Reference Note described below on the second business day preceding the Expiration Date. Included in the Subordinated PIK Total Consideration calculation is an amount equal to £30 per £1,000 principal amount of Subordinated PIK Notes purchased, which shall constitute a Consent Payment and which shall only be paid for Subordinated PIK Notes tendered and Consents delivered on or prior to the Consent Payment Deadline. With respect to Subordinated PIK Notes tendered after the Consent Payment Deadline and on or prior to 5:00 p.m., London time, on the Expiration Date, the Company shall pay the Subordinated PIK Total Consideration minus the Consent Payment (such amount, the "**Subordinated PIK Purchase Price**"). No accrued or unpaid interest will be paid in respect of tendered Subordinated PIK Notes as it will be assumed for the purposes of pricing that all interest payments through the last scheduled interest payment date prior to the Subordinated PIK Notes Call Date (as defined herein) would be made in additional Subordinated PIK Notes.

Concurrently with the offer to purchase the Senior Subordinated Notes and Subordinated PIK Notes (together, the "**Notes**"), the Company is soliciting (the "**Consent Solicitation**" and, together with the offer to purchase the Notes, the "**Offer**") consents (the "**Consents**") from the Holders (as defined in the respective Indentures (as defined herein) governing the Notes) of the Notes to amendments to the Notes and the Indentures that will eliminate substantially all of the restrictive covenants, certain events of default and certain additional covenants and rights contained in the Notes and the Indentures (the "**Proposed Amendments**").

HOLDERS MUST VALIDLY TENDER, AND NOT VALIDLY WITHDRAW, THEIR NOTES AND DELIVER, AND NOT VALIDLY WITHDRAW, CONSENTS IN ORDER TO BE ELIGIBLE TO RECEIVE THE APPLICABLE TOTAL CONSIDERATION (WHICH INCLUDES THE CONSENT PAYMENT) ON OR PRIOR TO 10:00 P.M., LONDON TIME, ON 20 AUGUST, 2002, UNLESS EXTENDED BY THE COMPANY (SUCH TIME AND DATE AS THE SAME MAY BE EXTENDED, THE "CONSENT PAYMENT DEADLINE"). HOLDERS WHO TENDER THEIR NOTES AND DELIVER CONSENTS AFTER THE CONSENT PAYMENT DEADLINE WILL BE ELIGIBLE TO RECEIVE ONLY THE APPLICABLE PURCHASE PRICE. THE OFFER EXPIRES AT 5:00 P.M., LONDON TIME, ON 5 SEPTEMBER, 2002, UNLESS EXTENDED OR EARLIER TERMINATED BY THE COMPANY IN THE MANNER PROVIDED HEREIN (SUCH DATE, THE "EXPIRATION DATE"). HOLDERS SHALL NOT BE ABLE TO TENDER THEIR NOTES WITHOUT DELIVERING THEIR CONSENT AND WILL NOT BE ABLE TO DELIVER THEIR CONSENT WITHOUT TENDERING THEIR NOTES.

Notes tendered and Consents delivered on or prior to the Consent Payment Deadline may be withdrawn at any time on or prior to the Consent Payment Deadline but may not be withdrawn after the Consent Payment Deadline unless the Offer is terminated as provided herein. Notes tendered and Consents delivered after the Consent Payment Deadline may not be withdrawn unless the Offer is terminated as provided herein. A valid withdrawal of tendered Notes or delivered Consents constitutes the withdrawal of the related Consents or Notes respectively.

Security Description	ISIN Nos.	Outstanding Aggregate Principal Amount	Call Date	Consent Payment	Reference Note	Fixed Spread
10% Senior Subordinated Notes due 2009	USG217886AB63 USG24221AA45 US217886AA80	£80,000,000	15 February, 2004	£30 per £1,000 principal amount	5% United Kingdom Treasury Note due 7 June, 2004	0.50%
13.5% Subordinated PIK Notes due 2009	US217886AC47 USG24221AB28 US217886AE03	£84,106,184	1 April, 2004	£30 per £1,000 principal amount	5% United Kingdom Treasury Note due 7 June, 2004	0.75%

Any requests for additional copies of this Offer Document may be directed to D.F. King & Co., Inc. (the "**Information Agent**") at the telephone numbers provided on the last page of this Offer Document. Holders may also contact Lehman Brothers (the "**Dealer Manager**") at the telephone number provided on the last page of this Offer Document for information concerning the Offer.

The Dealer Manager and Solicitation Agent for the Offer is:

LEHMAN BROTHERS

TABLE OF CONTENTS

NO PERSON HAS BEEN AUTHORISED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS OFFER DOCUMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORISED BY THE COMPANY OR ANY OF ITS AGENTS.

THIS OFFER DOCUMENT (INCLUDING THE ANNEXES HERETO) CONTAINS IMPORTANT INFORMATION WHICH EACH HOLDER SHOULD READ BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

THIS OFFER DOCUMENT HAS NOT BEEN FILED WITH OR REVIEWED BY ANY FOREIGN, UNITED STATES FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY, NOR HAS ANY SUCH COMMISSION OR AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFER DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND MAY BE A CRIMINAL OFFENCE.

IF YOU HAVE RECENTLY SOLD OR OTHERWISE TRANSFERRED YOUR ENTIRE HOLDING(S) OF NOTES REFERRED TO BELOW, YOU SHOULD IMMEDIATELY FORWARD THIS DOCUMENT AND ALL ACCOMPANYING ANNEXES TO THE BUYER OR TRANSFEREE, OR TO THE STOCKBROKER, BANK OR OTHER AGENT THROUGH WHOM THE SALE OR TRANSFER WAS EFFECTED, FOR TRANSMISSION TO THE BUYER OR TRANSFEREE. IF YOU HAVE SOLD OR OTHERWISE TRANSFERRED PART OF YOUR HOLDINGS, YOU ARE REQUESTED TO NOTIFY THE BUYER OF THIS OFFER.

The Offer is conditional upon, among other things, both (i) the valid tender of Senior Subordinated Notes and valid delivery of related Consents by Holders of at least a majority of the aggregate principal amount of the outstanding Senior Subordinated Notes, and (ii) the valid tender of Subordinated PIK Notes and delivery of related Consents by Holders of at least a majority of the aggregate principal amount of the outstanding Subordinated PIK Notes, in each case not subject to any rights of withdrawal. See "The Offer - Deadlines and Conditions". Consents by Holders will relate (i) to amendments to the Senior Subordinated Notes and to the indenture dated February 26, 1999, between and among the Company, certain guarantors party thereto, and Deutsche Bank Trust Company Americas, London Branch (formerly Bankers Trust Company, London Branch) (the "**Senior Subordinated Indenture**") and (ii) to amendments to the Subordinated PIK Notes and to the indenture dated April 1, 1999 between the Company and Deutsche Bank Trust Company Americas, London Branch (formerly Bankers Trust Company, London Branch) (the "**Subordinated PIK Indenture**", and, together with the Senior Subordinated Indenture, the "**Indentures**").

Tenders of Notes pursuant to the Offer will constitute delivery of the related Consents to the Proposed Amendments with respect to the Notes tendered. Holders may not deliver Consents without tendering their Notes and vice versa.

If the Offer is consummated, Notes accepted for payment by the Company will be paid for in immediately available funds delivered to Deutsche Bank AG London (the "**Principal Tender Agent**" and, together with Deutsche Bank Luxembourg S.A., the "**Tender Agents**") on a date promptly after the Expiration Date (the "**Settlement Date**"). The Company currently expects the Settlement Date to be within two business days of the Expiration Date. Thereafter, payment by the Principal Tender Agent will be made promptly to such accounts as the Depositary directs on behalf of the holders of beneficial interests in the Notes.

None of the Company, Deutsche Bank Trust Company Americas, London Branch (successor to Bankers Trust Company, London Branch), as trustee under the Indentures (the "Trustee"), the Information Agent, the Tender Agents or the Dealer Manager, nor any of their respective directors, employees or affiliates makes any recommendation as to whether Holders should tender their Notes and deliver related Consents.

This Offer does not constitute an offer to buy or the solicitation of an offer to sell Notes or a solicitation of Consents in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, "blue sky" laws or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Company by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction. None of the delivery of this Offer Document, any purchase of Notes, or the acceptance of any related Consents shall, under any circumstances, create any implication that the information contained herein is current as of any time subsequent to the date of such information.

This Offer Document has been issued by and is the sole responsibility of the Company and for the purposes of the Financial Services and Markets Act 2000, is only made to persons outside the United Kingdom in accordance with Article 12(1)(a) of the Financial Services and Markets Act 2000 (Financial Promotion) Order

2001 (the "**Order**"), to persons falling within Article 43 of the Order and to other persons to whom it may lawfully be communicated in accordance with the Order. The value of an investment may go down as well as up. Holders should seek advice from an independent financial advisor as to whether they should tender Notes and deliver related Consents.

AVAILABLE INFORMATION

The Company will make available during normal business hours copies of the Notes, the Indentures, the latest drafts of the Supplemental Indentures (as defined herein) and the reports or other information filed with the US Securities and Exchange Commission ("**SEC**") under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), or the Luxembourg Stock Exchange. Any request for such information should be directed to Coral Group Limited, Glebe House, Vicarage Drive, Barking IG11 7NS, United Kingdom, Attn: Diane Penfold, fax number +44 (020) 8594 9319. Copies of such information will also be available during the normal business hours on any business day, up to and including the Expiration Date, at the office of the Information Agent, D.F. King & Co., Inc., 77 Water Street, 20th Floor, New York, NY 10005, Attn: Tom Long, fax number +1 (212) 809 8839.

The Company files reports and other information with the SEC. Such reports and other information may be inspected and copied at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 USA. Copies of such material may be obtained by mail, upon payment of the SEC's prescribed rates, by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 USA. Copies of such material may also be obtained from the Company's paying agent in Luxembourg, Deutsche Bank Luxembourg S.A., 2 boulevard Konrad Adenauer L-1115, Luxembourg.

SUMMARY

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Offer Document, including the Annexes hereto.

The Company................................ Coral Group Limited (formerly Coral Group plc), a private company incorporated with limited liability under the laws of England and Wales with company number 3688345.

The Acquisition .... The proposed leveraged acquisition (the "**Acquisition**") by Hydeworth No. 4 Limited (the "**Purchaser**"), a company wholly owned by affiliates of Charterhouse Development Capital Limited, a financial sponsor, of the entire issued share capital of Coral Eurobet Limited, the holding company of the Company, pursuant to a share purchase agreement dated 1 August, 2002 entered into between certain funds managed by Morgan Grenfell Private Equity Limited, the other holders of Coral Eurobet Limited shares and the Purchaser (the "**Share Purchase Agreement**").

The Offer .... The Company is offering to purchase for cash, upon the terms and subject to the conditions contained herein, any and all of its outstanding Notes and is soliciting Consents from the Holders of the Notes.

Purpose of the Offer...................... The purpose of the Offer is to acquire all of the outstanding Notes and to obtain the related Consents to effect the Proposed Amendments.

Notes... The following table provides information with respect to the Notes which are the subject of the Offer:

Security Description	ISIN Nos.	Outstanding Aggregate Principal Amount	Call Date	Consent Payment	Reference Note	Fixed Spread
10% Senior Subordinated Notes due 2009	USG217886AB63 USG24221AA45 US217886AA80	£80,000,000	15 February, 2004	£30 per £1,000 principal amount	5% United Kingdom Treasury Note due 7 June, 2004	0.50%
13.5% Subordinated PIK Notes due 2009	US217886AC47 USG24221AB28 US217886AE03	£84,106,184	1 April, 2004	£30 per £1,000 principal amount	5% United Kingdom Treasury Note due 7 June, 2004	0.75%

The Consent Solicitation................ Concurrently with the offer to purchase the Notes, the Company is soliciting Consents from Holders to the adoption of certain amendments to the Notes and the Indentures that will eliminate substantially all of the restrictive covenants, certain events of default and certain additional covenants and rights contained in the Notes and the Indentures. The tender of Notes pursuant to the Offer will constitute the delivery of Consents and vice versa. Each Holder who validly tenders Notes and delivers related Consents on or prior to the Consent Payment Deadline and does not validly withdraw such tenders and Consents shall be eligible to receive the relevant Total Consideration, which includes the Consent Payment, on the Settlement Date.

Offer Conditions .... The offer to purchase the Notes is conditional upon (i) both the valid tender of Senior Subordinated Notes and delivery of related Consents by Holders of at least a majority of the aggregate principal amount of the outstanding Senior Subordinated Notes, and the valid tender of Subordinated PIK Notes and delivery of related Consents by Holders of at least a majority of the aggregate principal amount of the outstanding Subordinated PIK Notes, in each case not subject to any rights of withdrawal (the "**Requisite Tenders**"), (ii) the completion of the Acquisition, which is subject to certain acquisition-specific and customary closing conditions, (iii) the execution of the Supplemental Indentures implementing the Proposed Amendments, (iv) the receipt of the consent to the Acquisition, the Offer and the transactions related thereto from the Company's lenders under the Company's senior credit facility, and (v) the absence of, in the Company's sole judgment, the institution, threat or pendency of any action or proceeding before any court, governmental, regulatory or administrative agency or authority or instrumentality, or by any person, in connection with the Offer that challenges the making or consummation of the Offer (together, the "**Offer Conditions**"). The Company will notify Holders promptly when all of the Offer Conditions have been satisfied or waived by the Company.

Senior Subordinated Total Consideration................................

The Senior Subordinated Total Consideration, which includes the Consent Payment, will be paid to those Holders who validly tender Senior Subordinated Notes and deliver related Consents on or prior to the Consent Payment Deadline and do not validly withdraw the same. The Senior Subordinated Total Consideration will be the price on the Settlement Date which reflects a yield on the Senior Subordinated Notes to 15 February, 2004 (the "**Senior Subordinated Notes Call Date**") equal to the sum (such sum, the "**Senior Subordinated Tender Offer Yield**") of (a) the yield to maturity (calculated in accordance with standard market practice) of the 5% United Kingdom Treasury Note due 7 June, 2004 (the "**Reference Note**") based on the average of the bid and the offer price of the Reference Note (such yield, the "**Reference Yield**") as reported by Reuters at 4:00 p.m., London time, on the second business day preceding the Expiration Date (the "**Price Determination Date**") and (b) a fixed spread of 50 basis points (0.50%) (the "**Senior Subordinated Fixed Spread**").

Specifically, the Senior Subordinated Total Consideration per £1,000 principal amount of Senior Subordinated Notes will equal (a) the value per £1,000 principal amount of Senior Subordinated Notes, assuming the Senior Subordinated Notes will be redeemed in full on the Senior Subordinated Notes Call Date at the then applicable redemption price (£1,050.00), of all remaining payments of principal as of the redemption date and premium and interest thereon due to be made up to and including the Senior Subordinated Notes Call Date, discounted to the Settlement Date at a discount rate equal to the Senior Subordinated Tender Offer Yield, minus (b) Accrued Interest (as defined herein), all calculated in accordance with standard market practice.

Subordinated PIK Total Consideration................................

The Subordinated PIK Total Consideration, which includes the Consent Payment, will be paid to those Holders who validly tender the Subordinated PIK Notes and deliver related Consents on or prior to the Consent Payment Deadline and do not validly withdraw the same. The Subordinated PIK Total Consideration for the Subordinated PIK Notes will be the price on the Settlement Date which reflects a yield on the Subordinated PIK Notes to 1 April, 2004 (the "**Subordinated PIK Notes Call Date**") equal to the sum (such sum the "**Subordinated PIK Tender Offer Yield**") of (a) the yield to maturity (calculated in accordance with standard market practice) of the Reference Note based on the Reference Yield as reported by Reuters at 4:00 p.m., London time, on the Price Determination Date and (b) a fixed spread of 75 basis points (0.75%) (the "**Subordinated PIK Fixed Spread**").

Specifically, the Subordinated PIK Total Consideration per £1,000 principal amount of Subordinated PIK Notes will equal the value per £1,000 principal amount of Subordinated PIK Notes, assuming that all interest payments made through the last scheduled interest payment date prior to the Subordinated PIK Notes Call Date would be made in additional Subordinated PIK Notes, that accrued and unpaid interest from the previous interest payment date to the Subordinated PIK Notes Call Date is paid on the Subordinated PIK Notes Call Date, and that the

Subordinated PIK Notes will be redeemed in full on the Subordinated PIK Notes Call Date, at the then applicable redemption price (£1,340.10), of all remaining payments of principal as of the redemption date and premium and interest thereon due to be made up to and including the Subordinated PIK Notes Call Date, discounted to the Settlement Date at a discount rate equal to the Subordinated PIK Tender Offer Yield, all calculated in accordance with standard market practice.

Senior Subordinated Purchase Price................................ Holders who validly tender their Senior Subordinated Notes and deliver related Consents after the Consent Payment Deadline and on or prior to 5:00 p.m., London time, on the Expiration Date will be eligible to receive the Senior Subordinated Purchase Price on the Settlement Date but will not be eligible to receive the Consent Payment. The Senior Subordinated Purchase Price is equal to the Senior Subordinated Total Consideration minus the Consent Payment.

Subordinated PIK Purchase Price................................ Holders who validly tender their Subordinated PIK Notes and deliver related Consents after the Consent Payment Deadline and on or prior to 5:00 p.m., London time, on the Expiration Date will be eligible to receive the Subordinated PIK Purchase Price on the Settlement Date but will not be eligible to receive the Consent Payment. The Subordinated PIK Purchase Price is equal to the Subordinated PIK Total Consideration minus the Consent Payment.

Accrued Interest............................ In addition to the Senior Subordinated Total Consideration or the Senior Subordinated Purchase Price, tendering Holders of Senior Subordinated Notes will also be entitled to receive accrued and unpaid interest per £1,000 principal amount of Senior Subordinated Notes from and including the last relevant interest payment date prior to the Settlement Date and up to but excluding the Settlement Date (the "**Accrued Interest**"). Tendering holders of Subordinated PIK Notes will not receive accrued or unpaid interest, as it will be assumed for the purposes of pricing that all interest payments made through the last scheduled interest payment date prior to the Subordinated PIK Notes Call Date would be made in additional Subordinated PIK Notes.

Consent Payment .... The Consent Payment is £30 per £1,000 principal amount of Notes with respect to Notes validly tendered and related Consents delivered, and not validly withdrawn, on or prior to the Consent Payment Deadline.

Consent Payment Deadline........... The Consent Payment Deadline is 10:00 p.m., London time, on 20 August, 2002, unless extended.

Price Determination Date.............. The Price Determination Date is 4:00 p.m., London time, two business days before the Expiration Date. The Price Determination Date is expected to be 3 September, 2002. In the event that the Expiration Date is extended for greater than three business days, the Price Determination Date will also change. See "The Offer - Extension of Offer".

Expiration Date............................. The Offer expires at 5:00 p.m., London time, on 5 September, 2002, unless extended or terminated by the Company.

Settlement Date............................. If the Offer is consummated, the Settlement Date, on which the Senior Subordinated Total Consideration and the Subordinated PIK Total Consideration will be paid to the Principal Tender Agent, will be on a date promptly after the Expiration Date. The Company currently expects the Settlement Date to be within two business days of the Expiration Date. Thereafter, payment by the Principal Tender Agent will be made promptly to such accounts as the Depositary directs on behalf of the holders of beneficial interests in the Notes.

Business Day .... For the purposes of the Offer, the term "business day" means any day other than a Saturday, Sunday or other day on which commercial banking institutions are authorised or required to close in London.

Extensions.....................................	The Company may extend the Consent Payment Deadline or the Expiration Date for the Offer, in each case for such period or periods as it may determine in its sole discretion.
Amendment of Offer, Waiver of Conditions, Termination of Offer...	The Company reserves the right (but shall not be obligated), subject to applicable law, to (i) amend the terms of the Offer in any respect, (ii) waive all unsatisfied conditions and accept for payment and purchase all Notes that are validly tendered (and not validly withdrawn), (iii) terminate the Offer, and/or (iv) extend the Offer and retain the Notes that have been tendered during the period for which the Offer is extended.
Effect of Proposed Amendments on Unpurchased Notes.......................	If the Proposed Amendments become effective, Notes that are not purchased pursuant to the Offer will cease to have the benefits of substantially all of the restrictive covenants, certain events of default and certain additional covenants and rights contained in the Notes and the Indentures due to the elimination of these provisions. If the Proposed Amendments become effective, the Company will be able to effect legal defeasance of the Notes immediately upon consummation of the Offer. If there is legal defeasance of the Notes, it may constitute a taxable event for certain Holders. Holders should consult their own tax advisors regarding the tax consequences of legal defeasance of their Notes. The Company may elect to de-list the Notes from the Luxembourg Stock Exchange if the Offer is consummated. Since the purchase of the Notes pursuant to the Offer will reduce the aggregate principal amount of Notes outstanding, and if the Company de-lists the Notes from the Luxembourg Stock Exchange following consummation of the Offer, the liquidity of the Notes and, consequently, the market prices for any Notes that remain outstanding upon consummation of the Offer may be adversely affected. For a more detailed discussion, see "Certain Considerations".
Procedures for Tendering Notes and Delivering Related Consents..........	To tender Notes and deliver Consents, a Holder must follow the procedures set forth in "Procedures for Tendering Notes and Delivering Related Consents".
Withdrawal of Tendered Notes and Related Consents	Notes tendered and related Consents delivered on or prior to the Consent Payment Deadline may be withdrawn at any time on or prior to the Consent Payment Deadline. However, any Holder who becomes eligible to receive a Consent Payment may not withdraw Notes or related Consents unless the Offer is terminated by the Company. Notes tendered and related Consents delivered after the Consent Payment Deadline may not be withdrawn unless the Offer is terminated by the Company without any Notes being purchased thereunder. A valid withdrawal of tendered Notes constitutes the withdrawal of the related Consents and vice versa. See also "Expiration, Extension, Amendment and Termination".
Acceptance for Payment and Payment	If (i) the Offer is not terminated and (ii) the Offer Conditions have been satisfied or waived, the Company, promptly after the Expiration Date, will accept for payment all Notes which have been validly tendered (or defectively tendered, if such defect has been waived by the Company) and not validly withdrawn on or prior to 5:00 p.m., London time, on the Expiration Date. The Company will announce its acceptance promptly after the Expiration Date in the manner described herein. Payment for Notes validly tendered and accepted for payment will be made by

	deposit of immediately available funds with the Tender Agents who will act on behalf of the tendering Holders for the purpose of receiving payments and transmitting such payments to Holders. The deposit of such funds with the Tender Agents shall discharge the Company's obligation to pay for all Notes accepted for payment. Thereafter, payment will be made promptly by the Principal Tender Agent to such accounts as the Depositary directs on behalf of the holders of beneficial interests in the Notes.
Tax Consequences	For a discussion of certain US and UK tax consequences of the Offer, which may be relevant to Holders, see "Certain UK Tax Consequences" and "Certain US Federal Income Tax Consequences".
Dealer Manager	The Dealer Manager is Lehman Brothers International (Europe) ("**Lehman Brothers**").
Trustee, Custodian and Book-Entry Depositary.....................................	The Trustee, Custodian and Book-Entry Depositary is Deutsche Bank Trust Company Americas, London Branch.
Tender Agents................................	The Tender Agents are Deutsche Bank AG London and Deutsche Bank Luxembourg S.A.
Clearing Systems	The clearing systems are Clearstream Banking, *société anonyme* ("**Clearstream, Luxembourg**"), and Euroclear Bank S.A./N.V. as operator of the Euroclear System ("**Euroclear**", and together with Clearstream, Luxembourg, the "**Clearing Systems**").
Depositary.....................................	The Depositary is the Depository Trust Company ("**DTC**").

THE OFFER

Background

The Purchaser has agreed to acquire the entire issued share capital of Coral Eurobet Limited pursuant to the Share Purchase Agreement. Completion of the sale and purchase of the shares in the capital of Coral Eurobet Limited is conditional on the satisfaction or waiver, at the option of the Purchaser, of certain acquisition-specific and customary closing conditions. If those conditions have not been satisfied on or before 30 November, 2002 (or waived by the Purchaser before that date), the operative provisions of the Share Purchase Agreement shall terminate.

General

The Company hereby offers to purchase for cash, upon the terms and subject to the conditions set forth in this Offer Document, any and all of the outstanding Notes. The Company is not offering, as part of this Offer, to purchase any outstanding warrants for any shares of Coral Eurobet Limited. A separate offer for the warrants originally issued in connection with the Subordinated PIK Notes is being made concurrently with this Offer.

The purpose of the Offer is to acquire all of the outstanding Notes and obtain Consents from Holders to the Proposed Amendments in order to eliminate substantially all of the restrictive covenants, certain events of default and certain additional covenants and rights contained in the Notes and the Indentures. The Proposed Amendments will become effective upon the execution of the relevant amendment and restatement deed amending and restating the relevant Indenture (each a "**Supplemental Indenture**") following receipt of the requisite majority of validly tendered Notes and validly delivered Consents (which may not be validly withdrawn). Such Consents will lapse and the Supplemental Indentures thereafter will cease to have any further effect if the tendered Notes are not subsequently accepted for payment or payment is not made pursuant to the terms of the Offer. The valid tender of Notes in accordance with the procedures described in this Offer Document will constitute the delivery of the related Consents with respect to such Notes and vice versa.

Total Consideration

Senior Subordinated Total Consideration. The Senior Subordinated Total Consideration for the Senior Subordinated Notes will be the price on the Settlement Date which reflects a yield on the Senior Subordinated Notes to the Senior Subordinated Notes Call Date equal to the Senior Subordinated Tender Offer Yield, which is the sum of (a) the yield to maturity (calculated in accordance with standard market practice) of the Reference Note based on the average of the bid and the offer price of the Reference Note as reported by Reuters at 4:00 p.m., London time, on the Price Determination Date and (b) the Senior Subordinated Fixed Spread.

Specifically, the Senior Subordinated Total Consideration per £1,000 principal amount of Senior Subordinated Notes will equal (a) the value per £1,000 principal amount of Senior Subordinated Notes, assuming the Senior Subordinated Notes will be redeemed in full on the Senior Subordinated Notes Call Date at the then applicable redemption price (£1,050.00), of all remaining payments of principal thereof and premium and interest thereon due to be made up to and including the Senior Subordinated Notes Call Date, discounted to the Settlement Date at a discount rate equal to the Senior Subordinated Tender Offer Yield, minus (b) Accrued Interest (as defined herein), all calculated in accordance with standard market practice.

The Senior Subordinated Purchase Price for each £1,000 principal amount of Senior Subordinated Notes tendered will equal the Senior Subordinated Total Consideration minus the Consent Payment.

In addition, Accrued Interest will be paid on all Senior Subordinated Notes accepted for payment. The Senior Subordinated Total Consideration, or the Senior Subordinated Purchase Price, as the case may be, per £1,000 principal amount of Senior Subordinated Notes purchased pursuant to the Offer plus Accrued Interest will be rounded to the nearest penny, with five one-thousandths of a pound sterling to be taken as a full penny.

Subordinated PIK Total Consideration. The Subordinated PIK Total Consideration for the Subordinated PIK Notes will be the price on the Settlement Date which reflects a yield on the Subordinated PIK Notes to the Subordinated PIK Notes Call Date equal to the Subordinated PIK Tender Offer Yield, which is the sum of (a) the yield to maturity (calculated in accordance with standard market practice) of the Reference Note based on the average of the bid and the offer price of the Reference Note as reported by Reuters at 4:00 p.m., London time, on the Price Determination Date and (b) the Subordinated PIK Fixed Spread.

Specifically, the Subordinated PIK Total Consideration per £1,000 principal amount of Subordinated PIK Notes will equal the value per £1,000 principal amount of Subordinated PIK Notes, assuming that all interest payments made through the last scheduled interest payment date prior to the Subordinated PIK Notes Call Date would be made in additional Subordinated PIK Notes, that accrued and unpaid interest from the previous interest payment date to the Subordinated PIK Notes Call Date is paid on the Subordinated PIK Notes Call Date, and that the Subordinated PIK Notes will be redeemed in full on the Subordinated PIK Notes Call Date, at the then applicable redemption price (£1,340.10), of all remaining payments of principal and premium and interest thereon to be made up to and including the Subordinated PIK Notes Call Date, discounted to the Settlement Date at a discount rate equal to the Subordinated PIK Tender Offer Yield, all calculated in accordance with market practice. Tendering holders of Subordinated PIK Notes will not receive accrued or unpaid interest, as it will be assumed for the purposes of pricing that all interest payments made through the last scheduled interest payment date prior to the Subordinated PIK Notes Call Date would be made in additional Subordinated PIK Notes.

The Subordinated PIK Purchase Price for each £1,000 principal amount of Subordinated PIK Notes tendered will equal the Subordinated PIK Total Consideration minus the Consent Payment. The Subordinated PIK Total Consideration, or the Subordinated PIK Purchase Price, as the case may be, per £1,000 principal amount of Subordinated PIK Notes purchased pursuant to the Offer will be rounded to the nearest penny, with five one-thousandths of a pound to be taken as a full penny.

Certain Calculations. The calculation of the Senior Subordinated Tender Offer Yield and the Subordinated PIK Tender Offer Yield (each, a "**Tender Offer Yield**"); the Senior Subordinated Total Consideration and Subordinated PIK Total Consideration (each, a "**Total Consideration**"); the Senior Subordinated Purchase Price and the Subordinated PIK Purchase Price (each, a "**Purchase Price**") and the Accrued Interest will be made by the Company with the assistance of the Dealer Manager and such calculation will be final and binding on Holders, absent any manifest error. Examples of customary formulae to calculate Total Consideration and a hypothetical calculation of each Total Consideration demonstrating the pricing methodology is set forth in Annexes A, B, and C hereto.

Holders may obtain hypothetical quotes of the Reference Yield (calculated as of a then recent date) and the relevant resulting hypothetical Tender Offer Yield and relevant Total Consideration prior to the Price Determination Date, and may obtain the actual Reference Yield, relevant Tender Offer Yield and relevant Total Consideration after the occurrence of a Price Determination Date, by contacting Lehman Brothers at the numbers listed on the last page of this Offer Document. Although each relevant Total Consideration will be calculated based solely on the specified reference yields (determined as described above), information regarding the closing yield to maturity of the Reference Note on any trading day may also be found in the *Financial Times*.

Extension of Offer. If at any time following a Price Determination Date, the Company extends the Expiration Date for any period of not more than three business days, the Total Consideration for each Note tendered pursuant to the Offer prior to 10:00 p.m., London time, on the Consent Payment Deadline, shall remain the Total Consideration as determined on such Price Determination Date and the Purchase Price for each Note tendered thereafter but prior to the Expiration Date as so extended shall remain the Purchase Price on such Price Determination Date. If, however, the Company extends the Expiration Date for any period longer than three business days from the previously scheduled Expiration Date based upon which such Price Determination Date had been established, a new Price Determination Date shall be established (such new Price Determination Date to be the second business day immediately preceding the Expiration Date as so extended) and the Total Consideration and Purchase Price for each Note tendered pursuant to the Offer prior to 10:00 p.m., London time, on the Consent Payment Deadline and 5:00 p.m., London time, on the Expiration Date, as so extended, respectively, shall be calculated based on the Tender Offer Yield as of such new Price Determination Date.

Announcement of Total Consideration. As soon as practicable after each Total Consideration is determined, but in any event on the business day following the Price Determination Date, the Company will publicly announce each actual Total Consideration and each actual Purchase Price. Because each Total Consideration prior to the Price Determination Date is based on each fixed-spread pricing formula that is linked to the yield on the Reference Note, the actual amount of cash that will be received by a Holder pursuant to the Offer will be affected by changes in such yield on or prior to the Price Determination Date. After the Price Determination Date, the actual amount of cash that will be received by a Holder pursuant to the Offer will be known and Holders will be able to ascertain the relevant Total Consideration and the relevant Purchase Price in the manner described above.

Consent Payment

The Consent Payment of £30 per £1,000 principal amount of Notes, which is included in the calculation of each Total Consideration, will be paid to Holders who validly tender Notes and validly deliver related Consents on or prior to the Consent Payment Deadline if the Notes to which such Consents relate are accepted for payment by the Company. Accordingly, no Consent Payment will be made for Notes validly tendered and related Consents validly delivered after the Consent Payment Deadline or for Notes validly tendered and related Consents validly delivered prior to the Consent Payment Deadline and validly withdrawn. Any Holder who becomes eligible to receive a Consent Payment may no longer validly withdraw Notes and related Consents unless the Offer is terminated by the Company.

Deadlines and Conditions

The Consent Payment Deadline is 10:00 p.m., London time, on 20 August, 2002, unless extended by the Company. Holders who desire to tender Notes and deliver related Consents and receive the Total Consideration (which includes a Consent Payment) must instruct the relevant Clearing System in accordance with its requirements and the procedures of this Offer Document, on or prior to the Consent Payment Deadline.

The Offer expires at 5:00 p.m., London time, on 5 September, 2002, unless extended or terminated by the Company as described in "Expiration, Extension, Amendment and Termination" below.

The offer to purchase the Notes is conditional upon:

(i) the valid tender of Senior Subordinated Notes and valid delivery of related Consents by Holders of at least a majority of the aggregate principal amount of the outstanding Senior Subordinated Notes, and the valid tender of Subordinated PIK Notes and delivery of related Consents by Holders of at least a majority of the aggregate principal amount of the outstanding Subordinated PIK Notes, in each case not subject to any rights of withdrawal;

(ii) the completion of the Acquisition, which is subject to certain acquisition-specific and customary closing conditions;

(iii) the execution of the Supplemental Indentures implementing the Proposed Amendments;

(iv) receipt of the consent to the Acquisition, the Offer and the transactions related thereto from the Company's lenders under the Company's senior credit facility; and

(v) the absence of, in the Company's sole judgment, the institution, threat or pendency of any action or proceeding before any court, governmental, regulatory or administrative agency or authority or instrumentality, or by any person, in connection with the Offer that challenges the making or consummation of the Offer.

If the Offer is not terminated and if the conditions referred to in paragraphs (i), (ii), (iii), (iv) and (v) are satisfied, the tendered Notes will be accepted for payment by the Company promptly after the Expiration Date and Notes purchased pursuant to the Offer will be paid for on the Settlement Date in immediately available funds delivered to the Tender Agents. Thereafter, payment by the Principal Tender Agent will be made promptly to such accounts as the Depositary directs on behalf of holders of beneficial interests in the Notes.

The foregoing conditions are for the sole benefit of the Company and its affiliates and may be asserted by any of them regardless of the circumstances (including any action or inaction on their part) giving rise to such condition or may be waived by the Company in whole or in part at any time and from time to time. If any condition to the Offer is not satisfied or waived by the Company prior to acceptance of the Offer by the Company, the Company reserves the right (but shall not be obligated), subject to applicable law, to (i) amend the terms of the Offer in any respect, (ii) waive all unsatisfied conditions and accept for payment and purchase all Notes that are validly tendered (and not validly withdrawn), (iii) terminate the Offer, and/or (iv) extend the Offer and retain the Notes that have been tendered during the period for which the Offer is extended. Any determination by the Company concerning any of the foregoing events shall be final and binding upon all Holders.

CERTAIN CONSIDERATIONS

In deciding whether to participate in the Offer, each Holder should consider carefully, in addition to the other information contained in this Offer Document, the following:

Effect of the Proposed Amendments. At the time the Proposed Amendments become effective, Holders of Notes that are not purchased pursuant to the Offer will no longer be entitled to the benefits provided by substantially all of the restrictive covenants, certain events of default and certain additional covenants and rights contained in the Notes and the Indentures because these restrictive covenants, events of default and additional covenants and rights will be eliminated from the Notes and Indentures by amendment. The amendment of such restrictive covenants, events of default and additional covenants and rights would permit the Company and its subsidiaries to take actions that could increase the credit risks with respect to the Company and its subsidiaries or otherwise adversely affect the interests of Holders of the remaining Notes. As a result, the market price for the remaining Notes may be adversely affected. However, the Company will not be relieved from its obligations to make payments of principal, premium (if any) and interest on the Notes not purchased pursuant to the Offer in accordance with the terms of the Indentures and the Notes as currently in effect.

In addition, at the time the Proposed Amendments become effective, it will be possible for the Company to legally defease all of the Notes pursuant to Section 9.01 of the respective Indentures, as amended by the relevant Supplemental Indenture, without complying with certain of the conditions to legal defeasance currently required under Section 9.01 of the respective Indentures, including, among other things, the requirement that the Company deliver certain legal opinions to the effect that Holders of the Notes will not recognise immediate gain as a consequence of legal defeasance. As a result, the Company may effect legal defeasance in a manner which may constitute a taxable transaction to certain Holders. Holders should consult their own tax advisors regarding the tax consequences of legal defeasance.

Limited Trading Market. To the extent that Notes are purchased by the Company pursuant to the Offer, the trading markets for the Notes that remain outstanding will become more limited. A debt security with a smaller outstanding principal amount available for trading (a smaller "float") may command a lower price than would a comparable debt security with a greater float. Therefore, the market price for Notes not purchased may be affected adversely to the extent the amount of Notes purchased reduces the float of the Notes. The reduced float may also make the trading price of the Notes more volatile. The extent of the public market for the Notes following consummation of the Offer will depend upon the number of Holders that remain at such time, the interest in maintaining markets in the Notes on the part of securities firms and other factors. There can be no assurance that any trading market will exist for the Notes following the Offer. In addition, upon the Proposed Amendments becoming effective, the Company will no longer be obligated to maintain the listing of the Notes on the Luxembourg Stock Exchange. Subject to the rules of the Luxembourg Stock Exchange, the Company may elect to de-list the Notes from the Luxembourg Stock Exchange following consummation of the Offer. The de-listing of the Notes from the Luxembourg Stock Exchange may make it more difficult for Holders to sell the Notes because the Company cannot guarantee that any market for the Notes will exist after such de-listing. Furthermore, certain investors may not, in order to satisfy internal and external regulatory requirements, be permitted to hold debt securities that are not listed on or by a stock exchange or other competent listing authority.

Tax Implications. Under current United Kingdom tax law, an issuer of securities which are listed on a "recognised stock exchange" as defined in Section 841 of the Income and Corporation Taxes Act 1988 (the "**Act**") (the Luxembourg Stock Exchange is such a recognised stock exchange) is not required to withhold or deduct amounts in respect of United Kingdom tax from payments of interest thereon. If the listing of the Notes is cancelled, such Notes will not be listed on a recognised stock exchange for the purposes of the Act and the Company may (depending on the circumstances of the payee) be required to withhold or deduct amounts in respect of United Kingdom tax from payments of interest on the Notes.

Subject to certain exceptions, in the event that the Company is required by law to withhold or deduct amounts in respect of United Kingdom tax from payments of principal or interest on the Notes, the Indentures provide that the Company will pay such additional amounts as may be necessary in order that the net amounts receivable by the Holders after such withholding or deduction, shall equal the amount which would otherwise have been receivable in respect of the Notes in the absence of such withholding or deduction.

Other Purchases or Redemption of Notes. Whether or not the Offer is consummated, the Company, its affiliates and the Purchaser (if the Acquisition is consummated) may from time to time acquire Notes otherwise than pursuant to the Offer, through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise (and may redeem or defease the Notes in accordance with the Notes and the Indentures), upon such terms and at such prices as they may determine which may be more or less than the prices to be paid pursuant to the Offer, and could be for cash or other consideration.

No Filing of Reports. Pursuant to the Indentures, the Company is obligated to file annual and other reports with the SEC, notwithstanding any exemption from such filing requirements that may be available to the Company under the Exchange Act, and to provide Holders with copies of certain of these reports. If the Acquisition and the Offer are consummated and the Proposed Amendments become effective, the Company intends to cease these filings and to cease providing Holders with such reports, unless otherwise required under the Exchange Act. If the Company ceases to file annual and other reports pursuant to Section 13 or 15(d) of the Exchange Act, public information related to the capitalisation, cash flows, net income and results of operations of the Company may not be available to Holders of the Notes or other investors, which may affect the liquidity and trading prices for the Notes.

Role of Trustee. Each Holder is responsible for assessing the merits of the Offer and the Proposed Amendments. The Trustee has not made and the Trustee will not make any assessment of the impact of the Offer or the Proposed Amendments on the interests of the Holders either as a class or as individuals. The entry into any Supplemental Indenture as a result of the Offer and the Proposed Amendments will not require the Trustee to and the Trustee shall not consider the interests of the Holders either as a class or as individuals.

PROCEDURE FOR TENDERING NOTES AND DELIVERING RELATED CONSENTS

The tender of Notes pursuant to the Offer and in accordance with the procedures described below will be deemed to constitute the delivery of a Consent with respect to the Notes tendered. Holders may not deliver their Consents without tendering their Notes pursuant to the Offer and vice versa. A defective tender of Notes, unless such defect is waived by the Company in its sole discretion, will not constitute a valid Consent to the Proposed Amendments, will not be counted for the purposes of determining whether the Requisite Tenders have been obtained and will not entitle the Holder thereof to the relevant Total Consideration, relevant Purchase Price, Consent Payment, or Accrued Interest.

Notwithstanding any other provision hereof, payment for Notes accepted for payment will in all cases be made only after compliance by the Holder with the procedures set forth below. The Company will pay the Tender Agents exclusively in pounds sterling, who in turn will pay exclusively in pounds sterling to such Clearing System accounts as the Depositary directs on behalf of beneficial holders of the Notes. Any tender of Notes will be deemed to be a consent to be paid the relevant Total Consideration, relevant Purchase Price, Consent Payment and Accrued Interest, in each case, in pounds sterling.

All questions as to the form of documents and validity, eligibility (including time of receipt), acceptance for payment of Notes and related Consents and tender and withdrawal of Notes and related Consents will be determined by the Company in its sole discretion, and its determination will be final and binding. The Company reserves the absolute right to reject any or all tenders of Notes and deliveries of related Consents that it determines are not in proper form or the acceptance for payment of or payment for which may, in the opinion of its legal counsel, be unlawful. The Company also reserves the right to waive any of the conditions to the Offer or any defect or irregularity or conditions of tender as to particular Notes or of delivery of Consents, whether or not the Company elects to waive similar conditions, defects or irregularities in the case of other Holders. Any defect or irregularity must be cured within such time as the Company determines, unless waived by the Company in its sole discretion.

Beneficial owners of Notes who are not direct participants in Euroclear or Clearstream, Luxembourg must either tender their Notes through DTC as set forth below or contact their broker, dealer, bank, custodian, trust company or other nominee (a "Custodian") to arrange for their direct participant in Euroclear or Clearstream, Luxembourg, as the case may be, to submit instructions to such Clearing System in accordance with its requirements. The beneficial owners of Notes that are held in the name of a Custodian should contact such entity sufficiently in advance of the Consent Payment Deadline or Expiration Date if they wish to tender their Notes and deliver related Consents, receive the relevant Total Consideration, Consent Payment, Accrued Interest or the relevant Purchase Price, as applicable, and ensure that the Notes in the relevant Clearing System are blocked in accordance with the requirements and deadlines of such Clearing System. Such beneficial owners should not submit such instructions to the Clearing Systems, the Company, the Trustee or the Dealer Manager.

Tender of Notes Held Through the Clearing Systems and Delivery of Consents

The tender of Notes and delivery of related Consents by a Holder will be deemed to have occurred upon receipt by the relevant Clearing System of a valid electronic acceptance instruction in accordance with the requirements of such Clearing System. The receipt of such electronic acceptance instruction by the relevant Clearing System will be acknowledged in accordance with the standard practices of such Clearing System and will result in the blocking of Notes in the relevant Clearing System. Notwithstanding the Holder's valid tender of Notes, the Company will not accept the Notes for payment unless the conditions to the Offer are satisfied or waived.

Holders must take the appropriate steps to block Notes to be tendered in the relevant Clearing System so that no transfers may be effected in relation to such Notes at any time after such date in accordance with the requirements of the relevant Clearing System and the deadlines required by the relevant Clearing System.

Tender of Notes through DTC or in Physical Form. The Dealer Manager and the Information Agent have informed the Company that, as of the date of this Offer Document, all Holders hold the Notes through Clearing System accounts and that no Notes are held directly through DTC without being held through Clearing System accounts. The paying agent for each of the Notes has informed the Company that there are no Notes held in physical definitive form. If you believe that you are holding a Note directly through DTC and not through a Clearing System account or that you are holding a Note in physical definitive form, please contact the Principal Tender Agent for the appropriate procedures with regard to tendering such Notes. Direct participants in DTC (who are not holding a Note through a Clearing System account) may transmit their acceptance through

DTC's Automated Tender Offer Program ("**ATOP**") provided that such transmission (i) is made in accordance with its requirements and (ii) includes wire transfer details for the payment to such participant of any Total Consideration, Purchase Price, Consent Payment or Accrued Interest in each case in pounds sterling (which such pounds sterling payment cannot be made through ATOP).

No Letter of Transmittal and Consent. There is no letter of transmittal and consent for this Offer. Holders who hold Notes through the Clearing Systems must tender Notes and deliver Consents through the relevant Clearing Systems' procedures or through ATOP as set forth above.

No Guaranteed Delivery. There are no guaranteed delivery procedures provided by the Company in connection with this Offer. **Beneficial owners of Notes that are held in the name of a Custodian must contact such entity sufficiently in advance of the Consent Payment Deadline or the Expiration Date if they wish to tender Notes and deliver related Consents and be eligible to receive the relevant Total Consideration, and Accrued Interest or the relevant Purchase Price, as applicable.**

Representations, Warranties and Undertakings. By tendering your Notes and delivering related Consents through the submission of an electronic acceptance instruction in accordance with the requirements of the relevant Clearing System, on the Expiration Date and on the Settlement Date, you shall be deemed to represent, warrant and undertake the following: (If the relevant Holder of a Note is unable to give these representations, warranties and undertakings, such Holder should contact the Principal Tender Agent or the Dealer Manager.)

1. We acknowledge that we have received, reviewed and accept the terms of the Offer Document.

2. Upon the terms and subject to the conditions of the Offer, we hereby accept the Offer in respect of the principal amount of Notes in our account blocked in the relevant Clearing System. Subject to and effective upon purchase of the Notes blocked in the relevant Clearing System (or DTC, to the extent we are participants in DTC and not the Clearing Systems), we hereby renounce all right, title and interest in and to all such Notes purchased by or at the direction of the Company and hereby waive and release any rights or claims we may have against the Company with respect to any such Notes and the Offer.

3. We hereby acknowledge that we consent to the Proposed Amendments as described in the Offer Document and authorise, direct and request the execution and delivery of the Supplemental Indentures, as described in the Offer Document in respect of the principal amount of the Notes blocked in the relevant Clearing System (or DTC, to the extent we are participants in DTC and not the Clearing Systems). We acknowledge that the submission of an electronic acceptance instruction to this effect constitutes our written consent to the Proposed Amendments.

4. We hereby ratify the consent given by the Trustee in respect of the launch of the Offer.

5. We acknowledge that all authority conferred or agreed to be conferred pursuant to these representations, warranties and undertakings and every obligation of the tendering Holder and the Consents and directions given by the tendering Holder shall be binding upon the successors, assigns, heirs, executors, administrators, trustees in bankruptcy and legal representatives of the tendering Holder and shall not be affected by, and shall survive, the death or incapacity of the tendering Holder.

6. If the Notes are accepted by the Company for payment, we acknowledge (i) that the value date for purposes of pricing, delivery and receipt will be the Settlement Date, (ii) that all payments will be made exclusively in pounds sterling, (iii) that payment by the Company in respect of Notes accepted for payment will be made by the Company to the Principal Tender Agent on the Settlement Date, (iv) that the Principal Tender Agent thereafter will make payments promptly to such accounts as the Depositary directs on behalf of the holders of beneficial interests in the Notes, and (v) that as a result of the foregoing, participants in the Clearing Systems and other holders of beneficial interests in the Notes may not receive payment in respect of Notes accepted for payment for value on the Settlement Date.

7. We hereby represent and warrant that we have full power and authority to tender, sell, assign and transfer the Notes tendered and to give the Consents, directions and authorisations delivered hereby and that if such Notes are accepted for purchase by the Company, such Notes will be transferred to or to the order of the Company with full title free from all liens, charges and encumbrances, not subject to any adverse claim and together with all rights attached thereto. We will, upon request, execute and deliver any additional documents and/or do such other things deemed by the Company to be necessary or

desirable to complete the transfer and cancellation of the relevant Notes and delivery of the relevant Consents, directions and authorisations or to evidence such power and authority.

8. We hereby represent, warrant and undertake that we hold and will hold, until the time of settlement on the Settlement Date, the Notes blocked in the relevant Clearing System (or DTC, to the extent we are participants in DTC and not the Clearing Systems) and that, in accordance with the requirements of the relevant Clearing System and by the deadline required by the relevant Clearing System (or DTC, to the extent we are participants in DTC and not the Clearing Systems), we have submitted or have caused to be submitted an electronic acceptance instruction to the relevant Clearing System (or DTC, to the extent we are participants in DTC and not the Clearing Systems), as the case may be: (i) to authorise the blocking of the tendered Notes with effect on and from the date thereof so that, at any time pending the transfer of such Notes on the Settlement Date and the cancellation thereof, no transfers of such Notes may be effected, and (ii) to debit the Notes blocked in the relevant Clearing System (or DTC, to the extent we are participants in DTC and not the Clearing Systems) for purchase from the appropriate account on the Settlement Date.

9. We hereby confirm that we have authorised the disclosure by the Clearing Systems of our name, account number and holdings to the Company, the Tender Agents, the Dealer Manager, the Information Agent, and/or their respective legal advisers.

WITHDRAWAL OF TENDERED NOTES AND RELATED CONSENTS

Notes tendered and related Consents delivered on or prior to the Consent Payment Deadline may be validly withdrawn at any time on or prior to the Consent Payment Deadline by following the procedures described herein. **Any Holder who tenders Notes and delivers related Consents on or prior to the Consent Payment Deadline may not validly withdraw Notes or related Consents after the Consent Payment Deadline unless the Offer is terminated by the Company.** A valid withdrawal of Notes prior to the Consent Payment Deadline shall be deemed a valid withdrawal of the related Consents. **Notes tendered and related Consents delivered after the Consent Payment Deadline may not be withdrawn unless the Offer is terminated.**

In the case of Notes held through the Clearing Systems for a withdrawal of Notes and related withdrawal of Consents to be effective, the Holder must submit an electronic withdrawal instruction in accordance with the requirements of the relevant Clearing System and the deadlines required by the relevant Clearing System in order to unblock the tendered Notes. Tendered Notes may not be unblocked by a Holder's instruction unless such Holder is entitled to withdrawal rights pursuant to the terms of the Offer.

In the case of Notes held directly through DTC and not indirectly through a Clearing System, for a withdrawal of Notes and related withdrawal of Consents to be effective, a "Request Message" (as defined below) must be received by the Principal Tender Agent in a timely manner at its address set forth on the last page of this Offer Document. Direct DTC participants who are not indirect participants in DTC through either of the Clearing Systems may electronically transmit a request for withdrawal to DTC. DTC will then edit the request and send a Request Message to the Principal Tender Agent. The term "**Request Message**" means a message transmitted by DTC, which states that DTC has received a request for withdrawal from a DTC participant and identifies the Notes to which such request relates.

Withdrawal of tenders of Notes and related Consents may not be rescinded, and any Notes and related Consents properly withdrawn will thereafter be deemed not validly tendered or delivered for the purposes of the Offer. Properly withdrawn Notes and related Consents may, however, be re-tendered and re-delivered by again following one of the procedures described in "Procedure for Tendering Notes and Delivering Related Consents" above at any time on or prior to 5:00 p.m., London time, on the Expiration Date (or, in the case of Holders wishing to receive the Total Consideration, on or prior to the Consent Payment Deadline).

If the Company is delayed in its acceptance of, purchase of, or payment for, any Notes or is unable to accept for purchase or pay for Notes for any reason, then, without prejudice to the Company's rights hereunder, tendered Notes may remain blocked in the relevant Clearing System on behalf of the Company and may not be withdrawn (subject to Rule 14e-1(c) under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of Holders promptly after the termination or withdrawal of a tender offer).

ACCEPTANCE FOR PAYMENT AND PAYMENT

If the Offer is not terminated and the conditions to the Offer have been satisfied or waived, the Company, promptly after the Expiration Date, will accept for payment all Notes validly tendered (or defectively tendered, if such defect has been waived by the Company) and not validly withdrawn on or prior to 5:00 p.m. on the Expiration Date. The Company will announce the acceptance on the business day after the acceptance. For purposes of the Offer, the Company will be deemed to have accepted for payment tendered Notes if, as and when the Company gives written notice to the Principal Tender Agent of its acceptance for payment of such Notes. If the Notes tendered are accepted for payment by the Company, Notes purchased pursuant to the Offer will be paid for exclusively in pounds sterling on the Settlement Date in immediately available funds delivered to the Tender Agents, who will act on behalf of the tendering Holders for the purpose of receiving payments from or on behalf of the Company and transmitting such payments to the tendering Holders. The deposit of such funds with the Tender Agents shall discharge the Company's obligation to pay for all Notes accepted for payment. The Settlement Date will occur promptly after the Expiration Date, but the Settlement Date may be postponed if the Offer is extended. The Company currently expects the Settlement Date to be within two business days of the Expiration Date. Thereafter, payment by the Principal Tender Agent will be made promptly to such accounts as the Depositary directs on behalf of the holders of beneficial interests in the Notes.

The Company expressly reserves the right to delay acceptance for payment of Notes tendered under the Offer or the payment for Notes accepted for payment (subject to Rule 14e-1(c) under the Exchange Act), or to terminate the Offer and not accept for payment any Notes, if any of the conditions set forth under "The Offer—Deadlines and Conditions" above shall not have been satisfied or waived by the Company or in order to comply in whole or in part with any applicable law or as it otherwise determines. In all cases, payment for Notes accepted for payment pursuant to the Offer will be made only in pounds sterling after satisfaction of the procedures of the relevant Clearing System and after satisfaction of the relevant requirements set forth in "Procedure for Tendering Notes and Delivering Related Consents" above.

Provided the Company makes or has made on its behalf full payment for the purchase of Notes to the Tender Agents on or before the Settlement Date, under no circumstances will any additional interest be payable because of any delay in the transmission of funds from the Tender Agents or the Clearing Systems to Holders of the tendered Notes.

Tendering Holders will not be obligated to pay brokerage commissions, fees or transfer taxes with respect to the purchase of their Notes to the Company, the Dealer Manager, the Tender Agents and/or the Information Agent.

The Company reserves the right under the Offer to transfer or assign, in whole or in part from time to time, to one or more of its affiliates, the right to purchase Notes tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Company of its obligations under the Offer or prejudice the rights of tendering Holders to receive consideration pursuant to the Offer.

EXPIRATION, EXTENSION, AMENDMENT AND TERMINATION

The Consent Payment Deadline is 10:00 p.m., London time, on 20 August, 2002, unless extended by the Company. The Offer expires at 5:00 p.m., London time, on 5 September, 2002, unless extended or terminated by the Company.

The Company expressly reserves the right at any time or from time to time, subject to applicable law, to (i) amend the terms of the Offer in any respect, (ii) waive all unsatisfied conditions and accept for payment and purchase all Notes that are validly tendered (and not validly withdrawn), (iii) terminate the Offer, and/or (iv) extend the Offer and retain the Notes that have been tendered during the period for which the Offer is extended. Any determination by the Company concerning any of the foregoing events shall be final and binding upon all Holders.

If the Company amends the terms of the Offer in a manner that is materially adverse to Holders, the Company will disseminate additional Offer materials and extend the Offer or, if applicable, the Consent Payment Deadline, for a reasonable period to allow Holders to withdraw their Notes and related Consents during such extended period, in all cases subject to Rule 14e-1 under the Exchange Act, to the extent applicable.

The Company may extend the Consent Payment Deadline or the Expiration Date in each case for such period or periods as it may determine. There can be no assurance that the Company will exercise its right to extend the Consent Payment Deadline or Expiration Date.

Any extension, amendment or termination will be followed as promptly as practicable by public announcement thereof, with the announcement in the case of an extension to be issued on the first business day after the previously scheduled Consent Payment Deadline or Expiration Date, as the case may be.

In the event the Company shall terminate the Offer, it shall as soon as practicable give notice thereof to the Tender Agents, and all tendered Notes will be unblocked or released and credited to the account(s) maintained at the relevant Clearing System as instructed by the Tender Agents. In that event, no Total Consideration, no Purchase Price and no Accrued Interest will be paid or become payable hereunder and the Proposed Amendments will not become effective or, if the Supplemental Indentures shall have been executed, shall cease to be effective upon the date of such termination. See "The Offer—Deadlines and Conditions" and "Withdrawal of Tendered Notes and Related Consents" above.

ADDITIONAL TERMS OF THE OFFER

1. All communications, payments, notices or certificates to be delivered to or by a Holder will be delivered by or sent to or by the Holder at the Holder's own risk. None of the Company, the Dealer Manager, the Trustee, the Clearing Systems, the Information Agent or the Tender Agents shall accept any responsibility for failure of delivery of any notice, communication or electronic acceptance/withdrawal instruction.

2. Tenders of Notes pursuant to any of the procedures described above, and acceptance thereof by the Company for purchase, will constitute a binding agreement between the Company and the tendering Holder of such Notes, upon the terms and subject to the conditions of the Offer. Deliveries of tendered Notes in respect of which no withdrawal rights exist constitute valid and effective Consents and shall be deemed to be written consent for purposes of consenting to the Proposed Amendments.

3. The Company's interpretation of the terms and conditions of the Offer will be final and binding.

4. Unless waived by the Company, any irregularities in connection with tenders and Consents must be cured within such time as the Company shall determine. None of the Company, the Dealer Manager, the Trustee, the Clearing Systems, the Depositary, the Tender Agents or any other person shall be under any duty to give notification of any defects or irregularities in such tenders and Consents, nor will any of such entities incur any liability for failure to give such notifications. Tenders of such Notes and delivery of related Consents may be deemed not to have been made until such irregularities have been cured or waived.

5. Any rights or claims which a Holder may have against the Company in respect of any tendered Notes or the Offer shall be extinguished or otherwise released upon the payment to such Holder of the relevant Total Consideration or relevant Purchase Price, as the case may be, and any Accrued Interest, if applicable, for such Notes.

6. For purposes of the Offer, the term "business day" means any day other than a Saturday, Sunday or other day on which commercial banking institutions are authorised or required to close in London.

7. Without limiting the manner in which the Company may choose to make any public announcement, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or notice to the Tender Agents (who will convey such notice to the Clearing Systems and the Depositary), the Dealer Manager, the Information Agent, Reuters and Dow Jones News Service (and promptly thereafter publishing a notice in the *Luxemburger Wort*).

8. Each Holder tendering Notes and delivering related Consents (or other payee) that is a United States person should submit an IRS Substitute Form W-9 (provided below as Annex D) that provides the Holder's correct taxpayer identification number ("**TIN**"), generally the Holder's Social Security or federal employer identification number, and certain other information and certifies that the tendering Holder (or other payee) is not subject to backup withholding tax. Failure to provide the information on the Substitute Form W-9 may subject the tendering Holder (or other payee, as the case may be) to backup withholding tax at a maximum rate of 30% on the payment of each Purchase Price, the Consent Payment and Accrued Interest, if any, and a $50 penalty imposed by the Internal Revenue Service. If the tendering Holder (or other payee, as the case may be) has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, then the Holder may check the box in Part 3 of the Substitute Form W-9 and complete the "Certificate of Awaiting Taxpayer Identification Number" on Annex D. If the box in Part 3 is checked and a TIN is not submitted by the Holder by the time of payment, payments of the relevant Total Consideration, relevant Purchase Price, Consent Payment and Accrued Interest, if any, may be subject to backup withholding tax at a maximum rate of 30% until a TIN is provided. Certain Holders (including corporations) are not subject to backup withholding tax. Exempt Holders should indicate their exempt status by checking the box in Part 4 on Substitute Form W-9. A Holder that is a foreign person also may be exempt, and to evidence such exemption the Holder should submit a properly completed IRS Form W-8 (which will be provided by the Tender Agents upon request) that attests to its foreign status and its beneficial ownership of the payments to be received and is signed under penalty of perjury. Backup withholding is not an additional tax. Rather, the amount of any backup withholding from a payment to a US Holder will be allowed as a credit

against such US Holder's US federal income tax liability and may entitle such US Holder to a refund provided that the required information is furnished to the Internal Revenue Service.

9. The Notes are debt obligations of the Company and are governed by the Indentures. There are no appraisal or other similar statutory rights available to Holders in connection with the Offer.

10. Any contract created by the Company's acceptance for payment in accordance with the terms of this Offer Document of all Notes validly tendered (or defectively tendered, if such defect has been waived by the Company) shall be governed by, and construed in accordance with, English law.

11. The Offer will commence on 7 August, 2002.

PROPOSED AMENDMENTS

The following is a brief description of the Proposed Amendments. Capitalised terms used in this description and not otherwise defined herein shall have the meanings assigned to them in the Notes or the Indentures, as the case may be. The description is qualified by reference to the full provisions of the Notes and Indentures and the latest drafts of the Supplemental Indentures, copies of which can be obtained without charge from the Information Agent or from Coral Group Limited, Glebe House, Vicarage Drive, Barking, Essex IG11 7NS, United Kingdom, Attention: Diane Penfold, facsimile number +44 (0) 20 8594 9319.

Upon the receipt of valid electronic acceptance instructions (which have not been withdrawn and for which withdrawal rights have terminated) in respect of Notes and related Consents of Holders representing at least a majority of the outstanding aggregate principal amount of each issue of the Notes, a Supplemental Indenture will be executed for each issue of Notes by the Company, the Trustee and, with respect to the Senior Subordinated Notes only, certain guarantors party thereto, amending the Notes and the Indentures and eliminating from the Senior Subordinated Notes and Senior Subordinated Indenture and from the Subordinated PIK Notes and Subordinated PIK Indenture the provisions set out under "Proposed Amendments" below (the "Amendments") with respect to the Notes. Such Consents constitute a direction to the Trustee to execute and deliver the Supplemental Indentures. Such Consents also constitute consent of Holders of Senior Subordinated Notes to the Amendments relating to the Subordinated PIK Indenture and consent of the Holders of Subordinated PIK Notes to the Amendments relating to the Senior Subordinated Indenture, whether or not such Consents may be necessary. Additionally, such Consents constitute a ratification of the consent by the Trustee to launch the Offer, as discussed below. Such Amendments will be effective from the date on which the Supplemental Indentures are executed, provided that if the tendered Notes are not subsequently accepted for payment or payment is not made pursuant to the terms of the Offer such Amendments shall thereafter cease to be of any further effect.

Tender of Notes by the submission of the related electronic acceptance instructions constitutes delivery of written consent to the Amendments. Holders may not deliver Consents without tendering their Notes pursuant to the Offer and vice versa.

Proposed Amendments

Senior Subordinated Notes and Senior Subordinated Indenture. Tender of Notes by the submission of an electronic acceptance instruction constitutes consent to the adoption of the Amendments that will remove substantially all the restrictive covenants, certain events of default and certain additional covenants and rights contained in the Senior Subordinated Notes and the Senior Subordinated Indenture. The following restrictive covenants, events of default and other covenants and rights will be removed from the Senior Subordinated Notes and the Senior Subordinated Indenture or amended, as indicated, by the adoption of the Amendments:

1. Section 4.01(b) (relating to preparation of accounts required for listing on the Luxembourg Stock Exchange),

2. Section 4.01(g) (relating to maintenance of listing on Luxembourg Stock Exchange),

3. Section 4.02 (Maintenance of Office or Agency; Exchange Listing),

4. Section 4.03 (Limitations on Transactions with Affiliates),

5. Section 4.04 (Limitations on Incurrence of Additional Indebtedness),

6. Section 4.05 (Limitations on Asset Sales),

7. Section 4.06 (Limitation on Restricted Payments),

8. Section 4.08 (Payment of Taxes and Other Claims),

9. Section 4.09(1) (Notice of Defaults),

10. Section 4.10 (Maintenance of Properties),

11. Section 4.11 (Compliance Certificate),

12. Section 4.12 (Provision of Financial Information),
13. Section 4.15 (Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries of the Issuer),
14. Section 4.16 (Limitation on Preference Shares of Restricted Subsidiaries),
15. Section 4.17 (Limitation on Liens),
16. Section 4.19 (Conduct of Business),
17. Section 4.20 (Additional Subsidiary Guarantees),
18. Section 4.21 (Limitation on Sale/Leaseback Transactions),
19. Section 4.22 (Tax Sharing Arrangements),
20. Section 4.23 (Payments for consent),
21. Section 5.01 (Limitations on Merger, Consolidation and Sale of Assets),
22. Section 5.02 (Successor Corporation Substituted),
23. Reference to Sections 4.05 and 5.01 (establishing failure to comply with Sections 4.05 and 5.01 as an Event of Default) in Section 6.01(3),
24. Section 6.01(5) (establishing failure to pay other indebtedness as an Event of Default),
25. Section 6.01(6) (establishing judgments rendered against the Company as an Event of Default),
26. Section 6.01(7) (establishing unenforceability or invalidity of guarantees as an Event of Default),
27. Section 6.01(8), (9) and (10) (defining the institution by or against the Company, the Parent or any Significant Subsidiary (both as defined in the Senior Subordinated Indenture) of certain procedures, proceedings or events relating to bankruptcy or insolvency as an Event of Default),
28. Section 6.02 (Acceleration) will be amended to delete (i) "(other than an Event of Default specified in clauses (8), (9) or (10) of Section 6.01)" from the first sentence of the first paragraph and (ii) the last sentence of the first paragraph in its entirety,
29. Section 9.01(2) (requiring, in the case of legal defeasance, US tax law opinions relating to the tax consequences to Holders of legal defeasance),
30. Section 9.01(3) (requiring, in the case of covenant defeasance, US tax law opinions relating to the tax consequences to Holders of legal defeasance),
31. Section 9.01(4) will be amended to read "No Event of Default shall have occurred and be continuing on the date of such deposit (other than an Event of Default resulting from the borrowing of funds to be applied to such deposit)"
32. Section 9.01(6) (requiring, in the case of legal or covenant defeasance, an opinion to the effect that after six months following deposit, the trust funds will not be subject to the effect of any bankruptcy or other similar laws affecting creditors' rights generally),
33. Section 9.01(8) (requiring, in the case of legal or covenant defeasance, an opinion of counsel as to the satisfaction of conditions precedent) deleting the phrase "and an Opinion of Counsel, each",
34. Section 10.03 will be amended to read "For so long as the TIA shall apply with respect to this Indenture, every amendment to or supplement of this Indenture or the Notes shall comply with the TIA as then in effect";

35. Section 13.01 will be amended to provide at the end of that provision "Notwithstanding the foregoing, this Section 13.01 shall apply only for so long as the TIA shall apply to the Indenture",

36. Condition 9 of Exhibit A and each Global Note (Purchase upon Certain Asset Sales),

37. Condition 16 of Exhibit A and each Global Note (Restrictive Covenants),

38. Condition 17 of Exhibit A and each Global Note (Successor Corporation) insofar as it relates to Section 5.01,

39. Condition 9 of Exhibit B (Purchase Upon Certain Asset Sales),

40. Condition 16 of Exhibit B (Restrictive Covenants),

41. Condition 17 of Exhibit B (Successor Corporation) insofar as it relates to Section 5.01, and

42. Certain other changes to ensure the Senior Subordinated Indenture is consistent with the changes made above, including the deletion of redundant definitions in Sections 1.01 and 1.02.

As a consequence of the relevant Amendments listed above, certain references to Restricted Subsidiary and Restricted Subsidiaries in the Senior Subordinated Indenture will be deleted and the remaining references will cease to be of consequence or effect.

Subordinated PIK Notes and Subordinated PIK Indenture. Tender of Notes by the submission of an electronic acceptance instruction constitutes consent to the adoption of the Amendments that will remove substantially all the restrictive covenants, certain events of default and certain additional covenants and rights contained in the Subordinated PIK Notes and the Subordinated PIK Indenture. The following restrictive covenants, events of default and other covenants and rights will be removed from the Subordinated PIK Notes and the Subordinated PIK Indenture by the adoption of the Amendments:

1. Section 4.01(b) (relating to preparation of accounts required for listing on the Luxembourg Stock Exchange),

2. Section 4.01(g) (relating to maintenance of listing on Luxembourg Stock Exchange),

3. Section 4.02 (Maintenance of Office or Agency; Exchange Listing),

4. Section 4.03 (Limitations on Transactions with Affiliates),

5. Section 4.04 (Limitations on Incurrence of Additional Indebtedness),

6. Section 4.05 (Limitations on Asset Sales),

7. Section 4.06 (Limitation on Restricted Payments),

8. Section 4.08 (Payment of Taxes and Other Claims),

9. Section 4.09(1) (Notice of Defaults),

10. Section 4.10 (Maintenance of Properties),

11. Section 4.11 (Compliance Certificate),

12. Section 4.12 (Provision of Financial Information),

13. Section 4.15 (Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries of the Issuer),

14. Section 4.16 (Limitation on Preference Shares of Restricted Subsidiaries),

15. Section 4.17 (Limitation on Liens),

16. Section 4.19 (Conduct of Business),

17. Section 4.20 (Limitation on Sale and Leaseback Transactions),

18. Section 4.21 (Tax Sharing Arrangements),

19. Section 4.22 (Payments for Consent),

20. Section 5.01 (Limitations on Merger, Consolidation and Sale of Assets),

21. Section 5.02 (Successor Corporation Substituted),

22. Section 6.01(2) will be amended and restated in full to establish as an Event of Default a "failure to pay interest (including Step-Up Interest and Additional Amounts, if any) in cash on the date for payment thereof during any period in which the Issuer is permitted and has elected in each case, pursuant to Section 2.14(d), the Intercreditor Deed and all other Finance Documents to pay cash interest on the Notes, and such failure continues for a period of 30 days after the relevant payment date",

23. Reference to Sections 4.05 and 5.01 (establishing failure to comply with Sections 4.05 and 5.01 as an Event of Default), in Section 6.01(4),

24. Section 6.01(6) (establishing failure to pay other indebtedness as an Event of Default),

25. Section 6.01(7) (establishing failure to pay judgment as an Event of Default),

26. Section 6.01 (8), (9) and (10) (defining the institution by or against the Company, the Parent or any Significant Subsidiary (both as defined in the Subordinated PIK Indenture) of certain procedures, proceedings or events relating to bankruptcy or insolvency as an Event of Default),

27. Section 6.02 (Increased Interest Rate: Acceleration) will be amended by deleting the references to Sections 6.02 (6), (7), (8), (9) and (10) and the parenthetical related thereto from the first sentence of the first paragraph, and the deletion of "(A) All outstanding Notes will become due and payable, immediately without further action or notice if an Event of Default described in Section 6.01 (8), (9) or (10) occurs with respect to the Issuer, the Parent, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, and (B) if any other Event of Default" from the second paragraph and its replacement with "If any Event of Default",

28. Section 9.01(2) (requiring, in the case of legal defeasance, US tax law opinions relating to the tax consequences to Holders of legal defeasance),

29. Section 9.01(3) (requiring, in the case of covenant defeasance, US tax law opinions relating to the tax consequences to Holders of legal defeasance),

30. Section 9.01(4) will be amended to read "No Event of Default shall have occurred and be continuing on the date of such deposit (other than an Event of Default resulting from the borrowing of funds to be applied to such deposit)",

31. Section 9.01(6) (requiring, in the case of legal or covenant defeasance, an opinion to the effect that after six months following deposit, the trust funds will not be subject to the effect of any bankruptcy or other similar laws affecting creditor's rights generally),

32. Section 9.01(8) (requiring, in the case of legal or covenant defeasance, an opinion of counsel as to the satisfaction of conditions precedent) deleting the phrase "and an Opinion of Counsel, each",

33. Section 10.03 will be amended to read "For so long as the TIA shall apply with respect to this Indenture, every amendment to or supplement of this Indenture or the Notes shall comply with the TIA as then in effect",

34. Section 11.01 will be amended to provide at the end of that provision "Notwithstanding the foregoing, this Section 11.01 shall apply only for so long as the TIA shall apply to the Indenture.",

35. Condition 9 of Exhibit A and each Global Note (Purchase upon Certain Asset Sales),

36. Condition 16 of Exhibit A and each Global Note (Restrictive Covenants),

37. Condition 17 of Exhibit A and each Global Note (Successor Corporation) insofar as it relates to Section 5.01,

38. Condition 9 of Exhibit B (Purchase Upon Certain Asset Sales),

39. Condition 16 of Exhibit B (Restrictive Covenants),

40. Condition 17 of Exhibit B (Successor Corporation) insofar as it relates to Section 5.01, and

41. Certain other changes to ensure the Subordinated PIK Indenture is consistent with the changes made above, including the deletion of redundant definitions in Sections 1.01 and 1.02.

As a consequence of the relevant Amendments listed above, certain references to Restricted Subsidiary and Restricted Subsidiaries in the Subordinated PIK Indenture will be deleted and the remaining references will cease to be of consequence or effect.

Ratification of Consent to Launch. Pursuant to a request by the Company, the Trustee under the Senior Subordinated Indenture granted its consent to launch the tender offer, which otherwise might have been prohibited by Section 3.3(a)(i) of the Intercreditor Restatement Deed last restated as of 26 February, 1999 among Coral Eurobet Limited, the Company, the other Obligors, the Senior Agent and the Trustees, among others (each as defined therein). Tender of Senior Subordinated Notes by the submission of an electronic acceptance instruction constitutes express ratification of the Trustee giving such consent.

If the Amendments become effective, certain conforming and other changes to the Notes and the Indentures will also be made, including the modification or deletion of certain definitions in the Indentures and the Notes.

If the Amendments become effective, the Amendments will be binding on all non-tendering Holders. The elimination of compliance with substantially all of the restrictive covenants, certain of the events of default, and certain additional covenants and rights contained in the Notes and the Indentures pursuant to the Amendments would permit the Company and its subsidiaries to take actions that could increase the credit risks with respect to the Company and its subsidiaries or otherwise adversely affect the interests of Holders of the remaining Notes. As a result, the market price of the remaining Notes may be adversely affected. Holders of Notes should consider the effect of the Amendments on their position if their Notes are not purchased pursuant to the Offer. However, the Company will not be relieved from its obligation to make payments of principal and interest on the Notes not purchased pursuant to the Offer. See "Certain Considerations" above.

The Consents with respect to each issue of Notes constitute a single proposal. Accordingly, Holders must consent to the Proposed Amendments as an entirety, and Consents purporting to consent to only some of the Amendments will not be valid.

CERTAIN UK TAX CONSEQUENCES

Holders who accept the Offer will dispose of their Notes. The following section outlines the main tax consequences for Holders of this disposal under the current law and practice of the United Kingdom, which are subject to change and assumes that the interest paid on the Notes does not exceed now and has never exceeded a reasonable commercial return for the use of the principal. Save where otherwise stated it applies only to Holders who are resident or ordinarily resident in the UK or who carry on a trade in the UK and who are the beneficial owners of the Notes and of interest payable on them. It does not apply to Holders who are subject to particular tax rules, or to dealers in securities. Holders should consult their own professional advisers with regard to their tax position. Holders who choose not to tender their Notes should consult their own professional advisers with regard to any effect that the Proposed Amendments may have on their tax position if they are adopted.

United Kingdom Corporate Taxpayers

Holders that are within the charge to United Kingdom Corporation Tax will be charged to tax as income on any return, profit, gain or loss arising from, and fluctuations in the value of, the disposal of their Notes (whether attributable to currency fluctuations or otherwise) for corporation tax purposes broadly in accordance with their statutory accounting treatment.

Other United Kingdom Taxpayers

Taxation of Chargeable Gains. The Notes will not be treated by the Inland Revenue as "qualifying corporate bonds" within the meaning of Section 117 of the Taxation of Chargeable Gains Act 1992. Accordingly, a disposal pursuant to the Offer by a Holder who is UK-resident or ordinarily resident or who carries on a trade in the UK through a branch or agency for the purposes of UK taxation but who is not within the charge to UK corporation tax may give rise to a chargeable gain or allowable loss for the purposes of UK taxation of chargeable gains.

It is considered that the Consent Payment should be treated as part of the disposal proceeds for the purpose of calculating any gain or loss.

Taxation of Income

Interest on the Notes is UK source income and, accordingly, the Accrued Interest payable by the Company pursuant to the Offer may be subject to tax by direct assessment notwithstanding the fact that it can be paid without withholding on account of UK tax. As the Notes are listed on the Luxembourg Stock Exchange there is no obligation to withhold any amounts on account of UK tax from payments of Accrued Interest. After the Offer is consummated, the Company intends to de-list the Notes from the Luxembourg Stock Exchange, which may have tax consequences for non-tendering Holders. See "Certain Considerations".

Overseas Taxpayers

Holders who are not resident or ordinarily resident in the UK and do not carry on a trade, profession or vocation in the UK through a branch or agency for the purposes of UK taxation should not be chargeable to UK tax in respect of any disposal of their Notes under the Offer. As regards interest amounts, the Accrued Interest in respect of the Notes received without deduction or withholding on account of UK tax will not be chargeable to UK tax in the hands of a Holder (other than certain trustees) who is not resident for tax purposes in the UK unless that Holder carries on a trade, profession or vocation in the UK through a UK branch or agency in connection with which the interest is received or to which the Notes are attributable. There are exemptions for interest received by certain categories of agent (such as some brokers and investment managers). The provisions of an applicable double taxation treaty may also be relevant for such Holders. Such Holders should seek tax advice in respect of any non-UK tax which might arise as a result of the Offer.

Stamp Duty and Stamp Duty Reserve Tax

No UK stamp duty or stamp duty reserve tax will be payable by Holders on the disposal of their Senior Subordinated Notes pursuant to the Offer. Any stamp duty or stamp duty reserve tax payable on the disposal of the Subordinated PIK Notes will be paid by the Company.

CERTAIN US FEDERAL INCOME TAX CONSEQUENCES

*This discussion is a summary of certain US federal income tax consequences of the Offer to US Holders, as defined below, that hold the Notes as capital assets. The summary is based on the Internal Revenue Code of 1986, as amended (the "**Code**"), existing and proposed Treasury regulations, administrative pronouncements of the Internal Revenue Service ("**IRS**") and court decisions, all as in effect on the date hereof, and all of which are subject to change (possibly on a retroactive basis) and to different interpretations. The summary is intended for general information only, and does not describe all of the US federal income tax consequences that may be relevant to the particular circumstances of US Holders, or to US Holders that may be subject to special US federal income tax rules (including, for example, dealers in securities or currencies, banks and other financial institutions, pass-through entities, tax-exempt organisations, insurance companies, persons holding Notes as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that elect to use a mark-to-market method of accounting and holders with a functional currency other than the US dollar). The summary also does not address the potential implications of state, local or non-US tax laws, or any aspect of US federal tax law other than income taxation.*

US HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE CONSEQUENCES OF THE OFFER UNDER US FEDERAL INCOME TAX LAW, AS WELL AS UNDER THE LAWS OF ANY STATE, LOCALITY OR NON-US JURISDICTION.

For purposes of this discussion, a "**US Holder**" is a beneficial owner of a Note that, for US federal income tax purposes, is (i) an individual who is a citizen or resident of the United States, (ii) a corporation (including an entity treated as a corporation) created or organised in or under the laws of the United States or of any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to US federal income tax regardless of its source or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect under applicable Treasury regulations to be treated as a US person. If a partnership holds a Note, the US federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Notes, you should consult your tax advisor.

Consequences to US Holders Tendering Notes

The receipt of the Total Consideration or the Purchase Price in exchange for Notes purchased pursuant to the Offer will be a taxable transaction for US federal income tax purposes. Accordingly, subject to the discussion below regarding the US federal income tax treatment of the Consent Payment, a tendering US Holder will recognise gain or loss for US federal income tax purposes equal to the difference between (i) the US dollar value of the total amount realised (other than any amount attributable to Accrued Interest and, any amount attributable to accrued original issue discount ("**OID**") not previously included in income) and (ii) such US Holder's adjusted tax basis in such Notes. US Holders should consult their own tax advisers regarding the computation of their adjusted tax basis in the Notes.

Gain or loss resulting from the sale of Notes pursuant to the Offer will be computed separately for each block of Notes acquired for different amounts or at different times and tendered by a US Holder. Subject to the foreign currency rules discussed below, any gain or loss recognised by a US Holder on a Note will be capital gain or loss, except that any gain will be subject to US federal income tax as ordinary income to the extent attributable to any accrued market discount on the Notes not previously included in the US Holder's gross income. In general, such capital gain or loss will be long-term capital gain or loss if the US Holder held the Notes for more than one year. Certain US Holders (including individuals) are eligible for preferential rates of US federal income in respect of long-term capital gain. The deduction of capital losses is subject to limitations under the Code.

Amounts received by a US Holder that are attributable to Accrued Interest and to accrued OID, if any, generally will be taxable to such US Holder as ordinary interest income to the extent not previously included in gross income.

Foreign Currency Gain or Loss. Gain realised by a US Holder on the sale of a Note pursuant to the Offer (or as a result of a deemed taxable exchange of the Notes for modified Notes in the case of Non-Tendering US Holders, as defined below) will be treated as ordinary income to the extent of the foreign currency gain realised by the US Holder on the sale. Similarly, a loss realised by a US Holder on the sale of a note will be treated as ordinary loss to the extent of the foreign currency loss realised by the US Holder on the sale. The total foreign currency gain realised on the sale of a Note may not exceed the total gain, if any, realised on the sale and the total foreign currency loss realised on the sale of a Note may not exceed the total loss, if any, realised on the sale.

A US Holder will have a tax basis in any foreign currency received in exchange for the Notes equal to the US dollar value of the foreign currency received, determined at the time of the sale of the Notes. Any gain or loss realised by a US Holder on a sale or other disposition of such foreign currency, including an exchange for US dollars, will be treated as ordinary income or loss.

US Holders of Notes should consult their own tax advisors regarding the computation of foreign currency gain or loss realised as a result of the transactions described herein.

Consent Payment. US Holders should be aware that the US federal income tax treatment of the Consent Payment received pursuant to the Offer is uncertain. In this regard, the discussion of the US federal income tax consequences described above assumes that a Consent Payment constitutes additional consideration received in exchange for tendered Notes. There can be no assurance, however, that the IRS will not attempt to treat the receipt of a Consent Payment as the receipt of compensation (i.e., a fee) for consenting to the Proposed Amendments or in some other manner. If such attempt were successful, the Consent Payment could be taxable to a US Holder as a separate item of ordinary income rather than as sales proceeds. US Holders should consult their tax advisors regarding the US federal income tax treatment of the Consent Payment.

Consequences to Non-Tendering US Holders

Under general principles of US federal income tax law, the modification of a debt instrument can give rise to a deemed exchange upon which gain or loss is realised if the modified debt instrument differs materially either in kind or in extent from the original debt instrument. In this regard, governing Treasury regulations provide that, as a general rule, a deemed exchange occurs when, based on all the facts and circumstances and taking into account all changes in the terms of the debt instrument collectively, the legal rights or obligations that are altered, and the degree to which they are altered, are economically significant (a "**significant modification**"). Although not entirely clear, the Company believes that the adoption of the Proposed Amendments likely constitutes a significant modification of the Notes for US federal income tax purposes. Nonetheless, while the matter is not free from doubt, the Company believes that US Holders that do not tender Notes pursuant to the Offer ("**Non-Tendering US Holders**") should not recognise any gain or loss for US federal income tax purposes as a result of the adoption of the Proposed Amendments because the deemed exchange of Notes for modified Notes resulting from the significant modification should qualify as a tax-free recapitalisation under the reorganisation provisions of the Code. Thus, such Non-Tendering US Holders should have the same adjusted tax basis and holding period in the Notes following the adoption of the Proposed Amendments.

If the adoption of the Proposed Amendments resulted in a deemed exchange of Notes for modified Notes, and such exchange did not qualify as a tax-free recapitalisation, a Non-Tendering US Holder would be required to recognise taxable gain (or possibly loss) equal to the excess (or shortfall) of the issue price of the modified Notes (which generally should equal the fair market value of the Notes immediately after the adoption of the Proposed Amendments over (or against) such Non-Tendering US Holder's adjusted tax basis in the unmodified Notes. Any such gain (or loss) would be treated as capital or ordinary under principles similar to those described above in "Consequences to US Holders Tendering Notes".

In the event that the adoption of the Proposed Amendments resulted in a deemed exchange of the Notes for modified Notes, then, regardless of whether such deemed exchange constituted a taxable or tax-free transaction, the modified Notes could be treated as issued with OID for US federal income tax purposes, if the issue price of the modified Notes was less than their stated principal amount (subject to a *de minimis* exception). OID, if any, generally would be included in the Non-Tendering US Holder's gross income on a constant yield basis in advance of receipt of cash attributable to such discount. Non-tendering US Holders should consult their tax advisors regarding the US federal income and other tax consequences to them of the adoption of the Proposed Amendments.

Backup Withholding

A US Holder whose Notes are tendered and accepted for payment by the Company and who receives cash may be subject to backup withholding, currently at the rate of 30%, with respect to such payments, unless such US Holder (i) is a corporation or other exempt recipient and, when required, establishes its exemption from backup withholding or (ii) provides its correct taxpayer identification number ("**TIN**"), certifies that it is not currently subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. The Substitute Form W-9 provided as part of this Offer Document should be used and completed for this purpose.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding from a payment to a US Holder will be allowed as a credit against such US Holder's US federal income tax liability and may entitle such US Holder to a refund provided that the required information is furnished to the IRS.

DEALER MANAGER, TENDER AGENTS AND INFORMATION AGENT

The Company has retained Lehman Brothers to act as Dealer Manager for the Offer, Deutsche Bank AG London and Deutsche Bank Luxembourg S.A. to act as Tender Agents for the Offer, and D.F. King & Co., Inc. to act as Information Agent for the Offer. The Dealer Manager and its affiliates may contact Holders regarding the Offer and may request brokerage houses, custodians, nominees, fiduciaries and others to forward this Offer Document and related materials to Holders. The Company has agreed to pay the Tender Agents and Information Agent customary fees for their services in connection with the Offer. The Company has also agreed to reimburse the Dealer Manager and the Tender Agents for their out-of-pocket expenses (including the reasonable fees and disbursements of legal counsel) and to indemnify the Dealer Manager against certain liabilities.

At any given time, Lehman Brothers may trade the Notes or other securities of the Company for its own account or for the accounts of its customers and, accordingly, hold a long or short position in the Notes and/or these other securities.

Lehman Brothers and its affiliates have provided in the past, and/or are currently providing, other investment banking and financial advisory services to the Company and its affiliates (including advisory services to the Company and its affiliates in connection with the Acquisition). Lehman Brothers has also acted as arranger, and its affiliate has agreed to act as lender, in connection with the Purchaser's financing of the Acquisition. Lehman Brothers may continue to provide various investment banking and other services to the Company, the Purchaser and their respective affiliates, for which it would receive customary compensation.

All correspondence sent to the Tender Agents should be directed to the address or facsimile number specified on the back cover of this Offer Document. Requests for additional copies of documentation may be directed to the Tender Agents at the address, facsimile number and telephone number specified on the back cover of this Offer Document.

In connection with the Offer, directors and officers of the Company and its affiliates may solicit tenders and consents by use of postal services, personally or by telephone, electronic mail, facsimile, telegram or other similar methods. The Company will not pay any fees or commission to any broker, dealer or other person (other than Lehman Brothers as Dealer Manager, Deutsche Bank AG London and Deutsche Bank Luxembourg S.A., as Tender Agents, and D.F. King & Co., Inc. as Information Agent) in connection with the Offer and solicitation of Consents pursuant to the Offer.

None of the Dealer Manager, the Information Agent, the Tender Agents, the Trustee, the Clearing Systems nor any of their respective directors, employees or affiliates assume any responsibility for the accuracy or completeness of the information concerning the Offer or the Company or any of its affiliates contained in this Offer Document or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of such information.

Annex A

Formula to Determine Total Consideration of Senior Subordinated Notes

Definitions

TOTAL CONSIDERATION	=	The Total Consideration per £1,000 principal amount of the Senior Subordinated Notes being priced (excluding Accrued Interest).
N	=	The number of remaining cash payment dates for the Senior Subordinated Notes being priced from but excluding the applicable Settlement Date to and including the Senior Subordinated Notes Call Date for such Notes.
CF_i	=	The aggregate amount of cash per £1,000 principal amount scheduled to be paid on the Senior Subordinated Notes being priced on the "*i*th" out of the N remaining cash payment dates for the Senior Subordinated Notes, assuming for this purpose that the Senior Subordinated Notes are redeemed on the Senior Subordinated Notes Call Date (being 15 February, 2004). Scheduled payments of cash include interest and, on the Senior Subordinated Notes Call Date, principal and premium.
YLD	=	The Senior Subordinated Tender Offer Yield for the Senior Subordinated Notes being priced (expressed as a decimal number).
D_i	=	The number of days from and including the applicable Settlement Date to but excluding the "*i*th" out of the N remaining cash payment dates for the Senior Subordinated Notes being priced. The number of days is computed using the 30/360 day count method in accordance with market convention.
Accrued Interest	=	Accrued and unpaid interest per £1,000 principal amount of the Senior Subordinated Notes being priced from and including the last interest payment date up to but excluding the Settlement Date, computed using the 30/360 day count method.
/	=	Divide. The term immediately to the left of the division symbol is divided by the term immediately to the right of the division symbol before any other addition or subtraction operations are performed.
exp	=	Exponentiate. The term to the left of the exponentiation symbol is raised to the power indicated by the term to the right of the exponentiation symbol.
$\sum_{i=1}^{N}$	=	Summate. The term to the right of the summation symbol is separately calculated "N" times (substituting for the "i" in that term i = 1 each whole number between 1 and N, inclusive), and the separate calculations are then added together.

$$\text{TOTAL CONSIDERATION} = \sum_{i=1}^{N} \left(\frac{CF_i}{(1+YLD/2)\,exp\,(D_i/180)} \right) - \textit{Accrued Interest}$$

The Total Consideration plus Accrued Interest is rounded to the nearest penny with five one-thousandths of a pound to be taken as a full penny.

Annex B
Formula to Determine Total Consideration of Subordinated PIK Notes

Definitions

TOTAL CONSIDERATION	=	The Total Consideration per £1,000 principal amount of the Subordinated PIK Notes being priced.
CF	=	The aggregate amount of cash per £1,000 current principal amount scheduled to be paid on the Subordinated PIK Notes on the Subordinated PIK Notes Call Date (being 1 April, 2004), assuming that all interest payments through the last scheduled interest payment date prior to the Subordinated PIK Notes Call Date (being 31 December, 2003) would be made in Subordinated PIK Notes and that accrued and unpaid interest from the previous interest payment date to the Subordinated PIK Notes Call Date is paid on the Subordinated PIK Notes Call Date.
YLD	=	The Subordinated PIK Tender Offer Yield for the Subordinated PIK Notes being priced (expressed as a decimal number).
D	=	The number of days from and including the applicable Settlement Date to but excluding the Subordinated PIK Notes Call Date. The number of days is computed using the 30/360 day count method in accordance with market convention.
/	=	Divide. The term immediately to the left of the division symbol is divided by the term immediately to the right of the division symbol before any other addition or subtraction operations are performed.
exp	=	Exponentiate. The term to the left of the exponentiation symbol is raised to the power indicated by the term to the right of the exponentiation symbol.

$$\text{TOTAL CONSIDERATION} = \frac{CF}{(1 + YLD/2)\,exp(D/180)}$$

The Total Consideration is rounded to the nearest penny with five one-thousandths of a pound to be taken as a full penny.

Annex C

Hypothetical Pricing Examples

This annex provides a hypothetical illustration of the Total Consideration per £1,000 principal amount (*i.e.*, Purchase Price plus the Consent Payment) of the Senior Subordinated Notes (excluding Accrued Interest) and the Subordinated PIK Notes based on hypothetical data, and should, therefore, be used solely for the purpose of obtaining an understanding of the calculation of the Total Consideration, Purchase Price and Accrued Interest, if any, as quoted at hypothetical rates and times, and should not be used or relied upon for any other purpose.

Senior Subordinated Notes

Senior Subordinated Notes Call Date		=	15 February, 2004
Reference Note		=	5% United Kingdom Treasury Note due 7 June, 2004
Senior Subordinated Fixed Spread		=	50 basis points
Assumed Price Determination Date		=	5 August, 2002
Assumed Settlement Date		=	6 September, 2002
Assumed Yield to Maturity of Reference Security as of Assumed Price Determination Date		=	3.84%
YLD		=	0.0434
N		=	3
CF*i*			
(15 February, 2003)	CF_1	=	£50.00
(15 August, 2003)	CF_2	=	£50.00
(15 February, 2004)	CF_3	=	£1,100.00
D*i*			
(15 February, 2003)	D_1	=	159
(15 August, 2003)	D_2	=	339
(15 February, 2004)	D_3	=	519
Senior Subordinated Purchase Price		=	£1,095.22
Consent Payment		=	£30.00
Senior Subordinated Total Consideration		=	£1,125.22
Accrued Interest		=	£5.83

Subordinated PIK Notes

Subordinated PIK Notes Call Date	=	1 April, 2004
Reference Note	=	5% United Kingdom Treasury Note due 7 June, 2004
Subordinated PIK Fixed Spread	=	75 basis points
Assumed Price Determination Date	=	5 August, 2002
Assumed Settlement Date	=	6 September, 2002
Assumed Yield to Maturity of Reference Security as of Assumed Price Determination Date	=	3.84%
YLD	=	0.0459
CF (1 April 2004)	=	£1,340.10
D (1 April 2004)	=	565
Subordinated PIK Purchase Price	=	£1,217.97
Consent Payment	=	£30.00
Subordinated PIK Total Consideration	=	£1,247.97

Annex D

IRS Substitute Form W-9

PAYER'S NAME - Coral Group Limited

SUBSTITUTE

Form **W-9**

Please fill in your name and address below

____
Name

____
Business Name (if different from above)

____
Address (number and street)

____
City, State and Zip Code

Department of the Treasury Internal Revenue Service

Payer's Request for Taxpayer Identification Number (TIN) and Certification

Part 1 — PLEASE PROVIDE YOUR TIN IN THE SUBSTITUTE BOX AT RIGHT AND CERTIFY BY SIGNING AND DATING BELOW

Part 2 — Certification—Under penalties of perjury, I certify that:

(1) the number on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me),

(2) I am not subject to backup withholding because (a) I am exempt from backup withholding or (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends or (c) the IRS has notified me that I am no longer subject to backup withholding, and

(3) I am a U.S. person (including a U.S. resident alien).

____
Social Security Number

OR

____
Employer Identification Number

PART 3 - Awaiting TIN ☐

PART 4 - Exempt ☐

Certification instructions — You must cross out Item (2) of Part 2 above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS stating that you are no longer subject to backup withholding, do not cross out Item (2) of Part 2.

Signature__________________ Date __________________

NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING ON ANY PAYMENTS MADE TO YOU WITH RESPECT TO NOTES SURRENDERED IN CONNECTION WITH THE OFFER.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE BOX IN PART 3 OF SUBSTITUTE FORM W-9.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalty of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number by the time of payment, backup withholding will apply to all reportable payments made to me thereafter, until I provide a certified taxpayer identification number.

Signature ____________________ Date ____________________

The Principal Tender Agent for the Offer is:

DEUTSCHE BANK AG LONDON
Winchester House
One Great Winchester Street
London
EC2N 2DB

The Luxembourg Tender Agent for the Offer is:

DEUTSCHE BANK LUXEMBOURG SA
2 boulevard Konrad Adenauer
L-115 Luxembourg
Grand Duchy of Luxembourg

Post should be sent to the attention of:
Debt Exchange Group / 33OBS

For Information by Telephone:
+44 (020) 7547 1082

For Facsimile Transmission:
+44 (020) 7547 1089

Any questions or requests for assistance or additional copies of this Offer Document may be directed to the Information Agent and any questions regarding the terms of the Offer may be directed to the Dealer Manager, in each case at their respective telephone numbers and locations listed below. You may also contact your broker, dealer, commercial bank or trust company for assistance concerning this Offer.

The Information Agent for the Offer is:

D.F. KING & CO., INC.
77 Water Street
20th Floor
New York, NY 10005

Banks and Brokers may call collect to:
+1 (212) 269 5550

All others may call Toll Free:
+1 (800) 949 2583

The Dealer Manager and Solicitation Agent for the Offer is:

LEHMAN BROTHERS
Liability Management Group
745 Seventh Avenue
Third Floor
New York, NY 10019

Telephone:
Toll Free: +1 (800) 438 3242
Collect: +1 (212) 528 7581
Attention: Scott Macklin

ITEM 2

Coral Eurobet

2 August 2002

MORGAN GRENFELL PRIVATE EQUITY SELLS CORAL EUROBET LIMITED TO CHARTERHOUSE DEVELOPMENT CAPITAL

The Board of Coral Eurobet Limited ("Coral Eurobet") is pleased to announce that an agreement has been entered into between Morgan Grenfell Private Equity ("MGPE") and Charterhouse Development Capital ("CDC"), for the sale of Coral Eurobet to CDC (the "Sale"). The Sale values Coral Eurobet at £860 million and the cash consideration will become payable on completion.

The Sale is conditional, inter-alia, on EC competition clearance and completion of tender offers for Coral Eurobet's high yield notes and payment in kind securities. Further details of the tender offers will be announced shortly. Lehman Brothers is acting as financial adviser to Coral Eurobet and MGPE. Lehman Brothers will also be dealer manager for the tender offers. Completion of the Sale is anticipated to take place in September 2002.

Coral Eurobet, the third largest off course bookmaker in the UK, with a national network of 870 shops and a highly successful internet betting business, offers a full range of betting and gaming services through its three main distribution channels, as well as operating two of the UK's leading greyhound stadia.

Bob Scott, CEO of Coral Eurobet, has announced his intention to step down on completion of the Sale and Vaughn Ashdown, currently Managing Director of Coral Eurobet, will succeed him.

Bob Scott said: *"Coral Eurobet has enjoyed tremendous success under MGPE's ownership. I am delighted that the Company is being acquired by Coral Eurobet's management with the backing of CDC and am confident this team is well paced to unlock Coral Eurobet's full potential."*

Jonathan Derry-Evans, the MGPE Director responsible for the Coral Eurobet investment, said: *"We are delighted that Coral Eurobet has been such a successful investment for MGPE and for our investors in Morgan Grenfell Equity Partners and Deutsche European Partners IV. With our support and additional capital for acquisitions, the management team has delivered exceptional growth in profitability and the business is well placed to capitalise on the positive social and regulatory environment for betting and gaming. We are delighted that Coral Eurobet, its management and staff face such a positive future under CDC's ownership."*

Vaughn Ashdown said: *"This is a great outcome for the company, its customers and staff. We have an excellent business, supported by powerful brands in Coral and Eurobet. This deal provides an ideal platform from which we can exploit the anticipated growth in betting and gaming both in the UK and internationally. I and my management team look forward to working with CDC."*

Gordon Bonnyman, Chief Executive of Charterhouse stated: *"This transaction represents Charterhouse's first investment in our recently announced seventh fund, which is targeting €3 billion in new commitments. We have a long standing reputation for buying industry-leading businesses in partnership with management teams that can unlock long-term growth. We very much look forward to working with Vaughn and his team."*

Enquiries:

Coral Eurobet	Bob Scott	+44 (0) 20 8591 5151
	Vaughn Ashdown	+44 (0) 20 8591 5151
	Mick Mariscotti	+44 (0) 20 8591 5151
MGPE	Jonathan Derry-Evans	+44 (0) 20 7545 8000
	Shane Feeney	+44 (0) 20 7545 8000
Charterhouse	Jeremy Greenhalgh	+44 (0)20 7334 5300
	Malcolm Offord	+44 (0)20 7334 5300
Lehman Brothers	Adrian Fisk	+44 (0) 20 7601 0011
	Michael Mackinnon	+44 (0) 20 7601 0011

Lehman Brothers Europe Limited, which is regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser to Coral Eurobet and MGPE in connection with the Sale and no one else and will not be responsible to anyone other than Coral Eurobet and MGPE for providing the protections afforded to customers of Lehman Brothers Europe Limited, nor for providing advice in relation to the Sale.

ITEM 3

BARKING, ESSEX -- (BUSINESS WIRE) -- 7 August, 2002 -- Coral Group Limited (formerly Coral Group plc) has today initiated a tender offer and consent solicitation with respect to its outstanding 10% Senior Subordinated Notes due 2009 and its outstanding 13.5% Subordinated PIK Notes due 2009 (together, the "Notes"). The terms and conditions of the offer and solicitation are set forth in the Offer to Purchase for Cash and Solicitation of Consents to Amendments, dated 7 August, 2002 (the "Offer"). Capitalised words used herein but not defined have the meaning ascribed to them in the Offer.

The Total Consideration for each £1,000 principal amount of the 10% Senior Subordinated Notes due 2009 tendered will be calculated using a fixed spread of 50 basis points over the yield of the 5% U.K. Treasury Notes due June 7, 2004. The Total Consideration for each £1,000 principal amount of the 13.5% Subordinated PIK Notes due 2009 tendered will be calculated using a fixed spread of 75 basis points over the yield of the 5% U.K. Treasury Notes due June 7, 2004 and based on the assumption that all interest payments through the last scheduled interest payment date prior to the call date will be made in additional Subordinated PIK Notes. The Notes will be priced to their respective first call dates in accordance with customary market practice.

Notes tendered prior to 10:00 p.m., London time, on 20 August, 2002 (the Consent Payment Deadline) and accepted for payment will receive a Consent Payment of £30 per £1,000 principal amount tendered, which is included in each Total Consideration. Notes tendered after the Consent Payment Deadline but prior to 5:00 p.m., London time, on 5 September, 2002 (the Expiration Date) and accepted for payment will receive the appropriate Total Consideration less the Consent Payment. Pricing is expected to occur two business days prior to the Expiration Date and settlement is expected to occur promptly following the Expiration Date. All dates are subject to extension.

Consummation of the tender offer, and payment for tendered notes, is subject to the satisfaction or waiver of various conditions, including the condition that there be validly tendered and not validly withdrawn at least a majority of the outstanding aggregate principal amount of each Note and the completion of the acquisition. The conditions are more fully described in the Offer.

Lehman Brothers is the sole Dealer Manager and Solicitation Agent for the tender offer and consent solicitation. Deutsche Bank AG London and D.F. King & Co., Inc. are the Principal Tender Agent and Information Agent, respectively.

Requests for documentation should be directed to D.F. King & Co., Inc. at (212) 269-5550 (collect for Banks and Brokers) or (800) 949-2583 toll free (for all others). Questions regarding the terms of the tender offer and the consent solicitation should be directed to Scott Macklin at Lehman Brothers at (212) 528-7581 collect or at (800) 438-3242 toll free.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer and consent solicitation are being made only by reference to the Offer.

The contents of this press release have only been sent by Coral Group Limited to persons falling within Article 47(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "Order"), to persons outside the United Kingdom in accordance with Article 12(1)(a) of the Order, to persons falling within Article 43 of the Order and to other persons to whom it may lawfully be communicated in accordance with the Order.

The contents of this press release are the sole responsibility of Coral Group Limited. Lehman Brothers International (Europe) is acting for Coral Group Limited and no-one else in connection with the Offer and will not be responsible to any other person for providing the protections afforded to clients of Lehman Brothers International (Europe) or for providing advice in relation to the Offer. This does not constitute a recommendation regarding the Notes. The value of an investment may go down as well as up. Holders of Notes should seek advice from an independent financial adviser as to the suitability for the individual concerned.